UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 29, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Exhibit 99.1

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

中國東方航空
CHINA EASTERN

世界品位 东方魅力

INTERIM REPORT 2021

A joint stock limited company incorporated in the People’s Republic of China with limited liability

Stock Code : A Share : 600115  |  H Share : 00670  |  ADR : CEA

Contents

2	Definitions

5	Company Business Introduction

6	Company Profile

8	Interim Financial Information

• Notes to Interim Condensed

Consolidated Financial Information

48	Summary of Operating Data

51	Fleet Structure

52	Management Discussion and Analysis

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

AFK	means Air France-KLM. Official website: https://www.airfranceklm.com/

Audit and Risk Management Committee	means the Audit and Risk Management Committee of the Board of the Company

Available freight tonne-kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route

Available seat-kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route

Available tonne-kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route

Board	means the Board of Directors of the Company

CAAC	means the Civil Aviation Administration of China. Official website: http://www.caac.gov.cn/

CEA Holding	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling shareholder and a connected person of the Company

CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a shareholder and connected person of the Company

CES Global	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a shareholder and connected person of the Company

China Cargo Airlines	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a controlled subsidiary of Eastern Logistics and a connected person of the Company

China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company

COVID-19	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

CSRC	means the China Securities Regulatory Commission. Official website: http://www.csrc.gov.cn/

Delta	means Delta Air Lines Inc (IATA Code: DL), a shareholder of the Company. Official website: https://www.delta.com/

Eastern Air Catering	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), a controlled subsidiary of CEA Holding and a connected person of the Company

Eastern Air Jiangsu	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), a controlled subsidiary of the Company

Eastern Air Overseas	means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Corporation Limited), a wholly-owned subsidiary of the Company

Eastern Air Wuhan	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), a controlled subsidiary of the Company

Eastern Air Yunnan	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), a controlled subsidiary of the Company

Eastern Airlines Industry Investment	means 東方航空產業投資有限公司 (Eastern Airlines Industry Investment Company Limited*), a wholly-owned subsidiary of CEA Holding and a connected person of the Company

2	China Eastern Airlines Corporation Limited | 2021 Interim Report

Eastern Investment	means 上海東方航空投資有限公司 (Shanghai Eastern Airlines Investment Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a connected person of the Company

Eastern Logistics	means 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*), a controlled subsidiary of Eastern Airlines Industry Investment and a connected person of the Company

Eastern Technic	means 東方航空技術有限公司 (Eastern Airlines Technic Co., Limited), a wholly-owned subsidiary of the Company

End of the Reporting Period	means 30 June 2021

Freight load factor	means the ratio of freight traffic volume to AFTK

Freight tonne-kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume

Group	means the Company and its subsidiaries

HKSCC	means Hong Kong Securities Clearing Company Ltd., which operates the Central Clearing and Settlement System (CCASS) of Hong Kong. HKSCC is a wholly-owned subsidiary of the Hong Kong Stock Exchange, and the shares of H share investors are deposited in HKSCC

Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited. Official website: http://www.hkex.com.hk/

IATA	means the International Air Transport Association, a major international organisation formed by airlines of different countries worldwide, which coordinates and communicates government policies through aviation transportation enterprises and deals with actual operations issues. Official website: http://www.iata.org/

Japan Airlines	means Japan Airlines Co., Ltd (IATA Code: JL). Official website: http://www.jal.com/

Juneyao Airlines	means 上海吉祥航空股份有限公司 (Juneyao Airlines Co., Ltd) (IATA Code: HO), a connected person of the Company. Official website: http://www.juneyaoair.com/

Juneyao Group	means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), the controlling shareholder of Juneyao Airlines and a connected person of the Company

Juneyao Hong Kong	means 上海吉祥航空香港有限公司 (Shanghai Juneyao Airline Hong Kong Limited), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company

OTT Airlines	means 一二三航空有限公司 (One Two Three Airlines Co., Ltd.), a company re-organised from 東方公務航空有限公司 (Eastern Business Airlines Co., Ltd.*) and established on 26 February 2020 and a wholly-owned subsidiary of the Company

Overall load factor	means the ratio of total traffic volume to ATK

Passenger load factor	means the ratio of passenger traffic volume to ASK

Passenger-kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume

Qantas	means Qantas Airways Ltd (IATA Code: QF). Official website: https://www.qantas.com/

Reporting Period	means 1 January 2021 to 30 June 2021

Research Center	means China Eastern Airlines Technology Application Research Center Co., Limited, a wholly-owned subsidiary of the Company

Revenue freight tonne-kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route

Revenue passenger-kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

Revenue tonne-kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route

Definitions

Revenue tonne-kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume

Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Limited*), a wholly-owned subsidiary of the Company

Shanghai Flight Training	means 上海東方飛行培訓有限公司 (Shanghai Eastern Flight Training Co., Limited), a wholly-owned subsidiary of the Company

Shanghai Jidaohang	means Shanghai Jidaohang Enterprise Management Company Limited (上海吉道航企業管理有限公司), a wholly-owned subsidiary of Juneyao Airlines and a connected person of the Company

Shanghai Stock Exchange	means the Shanghai Stock Exchange. Official website: http://www.sse.com.cn/

SkyTeam Airline Alliance	means the SkyTeam Alliance, one of the three major international airline alliances in the world. Official website: http://www.skyteam.com/

Weight of freight carried	means the actual weight of freight carried

The Board of the Company hereby presents the interim financial information of the Group for the six months ended 30 June 2021 prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which were reviewed and approved by the Board and the Audit and Risk Management Committee on 30 August 2021), with comparative figures for the corresponding period in 2020.

The interim financial information of the Group for the six months ended 30 June 2021 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2021.

4	China Eastern Airlines Corporation Limited | 2021 Interim Report

Company Business Introduction

The scope of principal business of the Company includes: domestic and approved international and regional business for air transportation of passengers, cargo, mail, luggage and extended services; general aviation business; maintenance of aviation equipment and machinery; manufacture and maintenance of aviation equipment; agency business for domestic and overseas airlines and other businesses related to air transportation; insurance by-business agency services; e-commerce; in-flight supermarket; wholesale and retail of goods.

The Company has established a streamlined and efficient modern fleet. By operating 749 passenger aircraft (including 9 business aircraft) with an average age of approximately 7.4 years, the Company focuses on the core hubs of Shanghai and Beijing and the regional hubs of Xi’an and Kunming to provide high-quality and convenient air transportation and extended services for passengers and customers around the world.

Company Profile

Company Information
Chinese name of the Company	中國東方航空股份有限公司
Abbreviated Chinese name of the Company	中國東航
English name of the Company	China Eastern Airlines Corporation Limited
Abbreviated English name of the Company	CEA
Legal representative of the Company	Liu Shaoyong

Basic Profile
Registered address of the Company	66 Airport Street, Pudong International Airport, Pudong New District, Shanghai
Postal code of the Company’s registered address	201202
Place of business of the Company	36 Hongxiang 3rd Road, Minhang District, Shanghai
Postal code of the Company’s place of business	201100
The Company’s website	www.ceair.com
Mobile application (APP)	東方航空
Mobile website	m.ceair.com
Email address	ir@ceair.com
Service hotline	+86 95530
Sina Weibo	http://weibo.com/ceair
Weixin public subscription ID	東方航空訂閱號
Weixin ID	donghang_gw
Weixin QR code

Shares of the Company
A shares listing venue: The Shanghai Stock Exchange	Abbreviation: 中國東航	Code: 600115
H shares listing venue: The Hong Kong Stock Exchange	Abbreviation: China East Air	Code: 00670
ADR listing venue: The New York Stock Exchange	Abbreviation: CEA	Code: CEA

Contact Person and Contact Method
	Board Secretary, Company Secretary and Authorised Representative	Securities Affairs Representative
Contact person	Wang Jian	Yang Hui
Contact address	36 Hongxiang 3rd Road, Minhang District, Shanghai	36 Hongxiang 3rd Road, Minhang District, Shanghai
Telephone number	021-22330930	021-22330930
Fax number	021-62686116	021-62686116
Email address	ir@ceair.com	ir@ceair.com

6	China Eastern Airlines Corporation Limited | 2021 Interim Report

Company Profile

DIRECTORS	LEGAL ADVISERS
Liu Shaoyong (Chairman)	Hong Kong, China: Baker & McKenzie
Li Yangmin (Vice Chairman, President)	Mainland China: Beijing Commerce & Finance Law Office
Tang Bing (Director)	USA: Baker & McKenzie
Lin Wanli (Director)
Cai Hongping (Independent non-executive Director)	PRINCIPAL BANKS
Dong Xuebo (Independent non-executive Director)	Industrial and Commercial Bank of China, Shanghai Branch
Sun Zheng (Independent non-executive Director)	China Construction Bank, Shanghai Branch
Lu Xiongwen (Independent non-executive Director)	The Bank of China, Shanghai Branch
Jiang Jiang (Employee Representative Director)	Agricultural Bank of China, Shanghai Branch

SUPERVISORS	SHARE REGISTRAR
Guo Lijun (Chairman of the Supervisory Committee)	Hong Kong Registrars Limited
Fang Zhaoya (方照亞) (Supervisor)	Rooms 1712–1716, 17th Floor, Hopewell Centre,
(Former name: Fang Zhaoya as 方召亞)	183 Queen’s Road East, Hong Kong
Zhou Huaxin (Employee Representative Supervisor)
The Bank of New York Mellon
SENIOR MANAGEMENT	240 Greenwich Street
Li Yangmin (Vice Chairman, President)	New York, NY 10286 USA
Xi Sheng (Vice President) (Former name: Xi Xingwang)
Zhou Qimin (Vice President, Chief Financial Officer)	China Securities Depository and Clearing Corporation Limited,
Feng Dehua (Vice President)	Shanghai Branch
Cheng Guowei (Vice President)	188 South Yanggao Road, Pudong New District, Shanghai
Liu Tiexiang (Vice President)
Wang Jian (Board Secretary, Company Secretary)	PRINCIPAL PLACE OF BUSINESS IN HONG KONG
Room D, 19/F, United Centre, 95 Queensway, Hong Kong
COMPANY SECRETARY
Wang Jian

AUTHORISED REPRESENTATIVES
Liu Shaoyong
Wang Jian

Interim Financial Information

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2021

		For the six months ended 30 June
		2021	2020
	Notes	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue	6	34,710	25,159
Other operating income and gains	7	3,031	2,201
Operating expenses
Depreciation and amortisation		(11,214)	(10,630)
Aircraft fuel		(9,773)	(6,313)
Wages, salaries and benefits		(10,705)	(9,441)
Take-off and landing charges		(5,399)	(3,796)
Aircraft maintenance		(1,728)	(1,537)
Food and beverages		(876)	(700)
Selling and marketing expenses		(773)	(971)
Ground services and other expenses		(487)	(574)
Low value and short-term lease rentals		(36)	(102)
Civil aviation development fund		(481)	—
Impairment losses on financial assets		(3)	(14)
Fair value changes of financial asset at fair value through profit or loss		3	(18)
Indirect operating expenses		(1,742)	(1,845)

Total operating expenses		(43,214)	(35,941)

Operating loss		(5,473)	(8,581)
Share of result of associates		23	(85)
Share of result of joint ventures		(9)	12
Finance costs	8	(2,771)	(3,448)
Finance income		950	69

Loss before income tax		(7,280)	(12,033)
Income tax credit	9	1,882	2,961

Loss for the period		(5,398)	(9,072)

Loss attributable to:
Equity holders of the Company		(5,208)	(8,542)
Non-controlling interests		(190)	(530)

		(5,398)	(9,072)

Loss per share attributable to the equity holders of the Company:
— Basic and diluted (expressed in RMB per share)	11	(0.32)	(0.52)

8	China Eastern Airlines Corporation Limited | 2021 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2021

		For the six months ended 30 June
		2021	2020
		RMB million	RMB million
	Note	(Unaudited)	(Unaudited)
Loss for the period		(5,398)	(9,072)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Effective portion of changes in fair value of hedging instruments arising during the period, net of tax		(264)	51
Items that may not be subsequently reclassified to profit or loss
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		42	(265)
Share of other comprehensive income of an associate, net of tax		—	3
Actuarial losses on the post-retirement benefit obligations, net of tax		(30)	(60)

Other comprehensive income for the period, net of tax		(252)	(271)

Total comprehensive income for the period		(5,650)	(9,343)

Total comprehensive income attributable to:
Equity holders of the Company		(5,457)	(8,807)
Non-controlling interests		(193)	(536)

		(5,650)	(9,343)

Interim Financial Information

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2021

	Notes	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
ASSETS
Non-current assets
Property, plant and equipment	13	98,833	101,043
Investment properties		161	166
Right-of-use assets	14	121,248	118,210
Intangible assets	15	11,733	11,718
Advanced payments on acquisition of aircraft		15,235	17,240
Investments in a joint venture		561	594
Investments in associates		1,771	1,793
Equity investments designed at fair value through other comprehensive income		910	995
Derivative financial instruments		—	37
Other non-current assets		4,238	5,345
Deferred tax assets		7,054	5,011

		261,744	262,152

Current assets
Flight equipment spare parts		2,061	2,054
Trade receivables	16	1,937	1,124
Financial assets at fair value through profit or loss		98	95
Prepayments and other receivables		11,764	11,198
Derivative financial instruments		—	362
Restricted bank deposits		13	12
Cash and cash equivalents		15,547	7,651
Assets classified as held for sale		2	2

		31,422	22,498

Current liabilities
Trade and bills payables	17	4,580	3,220
Contract liabilities		3,998	3,671
Other payables and accruals		21,032	21,619
Current portion of borrowings	18	48,873	57,150
Current portion of lease liabilities	19	14,570	14,073
Current income tax liabilities		18	48
Current portion of provision for lease return costs for aircraft and engines		32	24
Derivative financial instruments		4	3

		93,107	99,808

Net current liabilities		(61,685)	(77,310)

Total assets less current liabilities		200,059	184,842

10	China Eastern Airlines Corporation Limited | 2021 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2021

	Notes	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Non-current liabilities
Borrowings	18	51,444	30,745
Lease liabilities	19	81,386	82,178
Provision for lease return costs for aircraft and engines		7,104	6,966
Contract liabilities		1,218	1,320
Derivative financial instruments		90	138
Post-retirement benefit obligations		2,381	2,373
Deferred tax liabilities		13	13
Other long-term liabilities		1,891	1,955

		145,527	125,688

Net assets		54,532	59,154

Equity
Equity attributable to equity holder of the Company
— Share capital	20	16,379	16,379
— Reserves		33,724	39,870

		50,103	56,249

Non-controlling interests		4,429	2,905

Total equity		54,532	59,154

Interim Financial Information

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2021

	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	earnings	Total	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2021 (Audited)	16,379	34,643 *	5,227 *	56,249	2,905	59,154

Comprehensive income:
Loss for the period	—	—	(5,208)	(5,208)	(190)	(5,398)
Other comprehensive income	—	(249)	—	(249)	(3)	(252)

Total comprehensive income	—	(249)	(5,208)	(5,457)	(193)	(5,650)

Capital injection by non-controlling interests in subsidiaries	—	(689)	—	(689)	1,717	1,028
Disposal of equity investments designed at fair value through other comprehensive income to retained earnings	—	(106)	106	—	—	—

Balance at 30 June 2021 (Unaudited)	16,379	33,599 *	125 *	50,103	4,429	54,532

Total equity at 1 January 2020 (Audited)	16,379	34,747	17,882	69,008	3,638	72,646

Comprehensive income:
Loss for the period	—	—	(8,542)	(8,542)	(530)	(9,072)
Other comprehensive income	—	(265)	—	(265)	(6)	(271)

Total comprehensive income	—	(265)	(8,542)	(8,807)	(536)	(9,343)

Total transaction with equity holders:
Final 2019 dividend	—	—	(819)	(819)	—	(819)

Balance at 30 June 2020 (Unaudited)	16,379	34,482	8,521	59,382	3,102	62,484

*	These reserve accounts comprise the consolidated reserves of RMB33,724 million (31 December 2020: RMB39,870 million) in the consolidated statement of financial position.

12	China Eastern Airlines Corporation Limited | 2021 Interim Report

Interim Financial Information

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2021

		For the six months ended 30 June
		2021	2020
		RMB million	RMB million
	Note	(Unaudited)	(Unaudited)
Cash flow from operating activities
Cash generated from/(used in) operations	25	8,353	(6,244)
Income tax paid		(84)	(476)

Net cash generated from/(used in) operating activities		8,269	(6,720)

Cash flow from investing activities
Payments for property, plant and equipment and other non-current assets		(6,193)	(4,156)
Proceeds from disposal of property, plant and equipment		—	52
Proceeds from disposal of subsidiaries, associates and joint ventures		157	—
Proceeds from disposal of financial assets at fair value through other comprehensive income		141	—
Dividends received		96	1
Settlement relating to derivative financial instruments		(31)	12
Proceeds from repayment of loan to a joint venture		3	—
Proceeds from novation of purchase rights		3,856	—

Net cash used in investing activities		(1,971)	(4,091)

Interim Financial Information

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2021

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from financing activities
Repayments of short-term debentures	(40,500)	(22,000)
Repayments of short-term bank loans	(13,000)	(5,473)
Proceeds from issuance of short-term debentures	22,000	49,700
Proceeds from draw-down of short-term bank loans	21,442	4,368
Proceeds from draw-down of long-term bank loans	17,938	50
Repayments of principal of lease liabilities	(9,007)	(7,650)
Proceeds from issuance of long-term debentures and bonds	8,996	1,998
Repayments of long-term debentures	(2,973)	—
Interest paid	(2,617)	(2,747)
Repayments of long-term bank loans	(954)	(1,462)
Capital contribution from non-controlling interests	284	—
Net settlement relating to derivative financial instruments	—	10

Net cash generated from financing activities	1,609	16,794

Net increase in cash and cash equivalents	7,907	5,983
Cash and cash equivalents at beginning of the period	7,651	1,350
Exchange differences on cash and cash equivalents	(11)	16

Cash and cash equivalents at end of the period	15,547	7,349

14	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

1.	Corporate Information

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

In the opinion of the directors of the Company, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares of the Company are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company’s Board of Directors (the “Board”) on 30 August 2021.

This condensed consolidated interim financial information has not been audited.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2021, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for the six months ended 30 June 2021 (collectively referred to as the “interim financial information”), has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2020, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2021, the Group’s current liabilities exceeded its current assets by approximately RMB61.69 billion. In preparing the interim financial information, the Board conducts an adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group can obtain adequate credit facilities from the banks to support its working capital. As at 30 June 2021, the Group has total unutilised credit facilities of approximately RMB35.31 billion from financial institutions.

Based on the credit facilities obtained by the Group, past financing history and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare the financial statement on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

3.	Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2020, as described therein, except for estimation of income tax for the interim periods using the tax rate that would be applicable to expected total annual earnings and the adoption of the following revised International Financial Reporting Standards (“IFRSs”) effective for the financial year ending 31 December 2021 as described below.

(a)	New and amended standards adopted by the group

The IASB has issued the following amendments to IFRS for the current accounting period of the Group.

•	Amendment to IFRS 16 — COVID-19-related rent concessions beyond 30th June 2021

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2

The adoption of the above new amendments starting from 1 January 2021 did not give rise to significant impact on the Group’s result of operations and financial position for the six months ended 30 June 2021.

(b)	Impact of standards issued but not yet applied by the Group

Certain new accounting standards, amendments and interpretations have been published but are not mandatory for the financial year beginning 1 January 2021 and have not been early adopted by the Group.

4.	Significant Accounting Judgements and Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2020.

5.	Segment Information

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery and ground service.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

16	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling item from the Group’s reportable segment revenues and profit/(loss) before income tax, arising from different accounting policies is set out in Note 5(c) below.

The segment results for the six months ended 30 June 2021 were as follows:

	Airline transportation operations RMB million (Unaudited)	Other segments RMB million (Unaudited)	Eliminations RMB million (Unaudited)	Unallocate* RMB million (Unaudited)	Total RMB million (Unaudited)
Segment revenue (Note 6)
Reportable segment revenue from external customers	34,611	99	—	—	34,710
Inter-segment sales	—	372	(372)	—	—

Reportable segment revenue	34,611	471	(372)	—	34,710

Reportable segment (loss)/profit before income tax	(7,216)	66	—	(130)	(7,280)

Other segment information
Depreciation and amortisation	11,078	136	—	—	11,214
Impairment losses on financial assets	3	—	—	—	3
Interest income	130	—	(7)	—	123
Interest expenses	2,770	8	(7)	—	2,771
Capital expenditure	14,575	110	—	—	14,685

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the six months ended 30 June 2020 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue (Note 6)
Reportable segment revenue from external customers	25,012	117	—	—	25,129
Inter-segment sales	—	840	(840)	—	—

Reportable segment revenue	25,012	957	(840)	—	25,129

Reportable segment (loss)/profit before income tax	(12,216)	274	—	(91)	(12,033)

Other segment information
Depreciation and amortisation	10,492	138	—	—	10,630
Impairment losses on financial assets	14	—	—	—	14
Interest income	69	—	—	—	69
Interest expenses	2,683	27	—	—	2,710
Capital expenditure	6,131	216	—	—	6,347

18	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(a)	The chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

The segment assets and liabilities as at 30 June 2021 and 31 December 2020 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At 30 June 2021
Reportable segment assets	284,500	4,468	(1,384)	3,340	290,924
Reportable segment liabilities	238,158	1,766	(1,384)	94	238,634

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
At 31 December 2020
Reportable segment assets	275,028	5,510	(1,736)	3,606	282,408
Reportable segment liabilities	224,862	2,228	(1,736)	142	225,496

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of financial asset at fair value through profit or loss and dividend income relating to equity investments at fair value through profit or loss.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

(1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as (“Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations

(2)	Revenue from ticket handling services, ground services and other miscellaneous services are classified on the basis of where the services are performed

	For the six months ended 30 June
	2021	2020
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	29,764	16,211
International	4,743	8,582
Regional (Hong Kong, Macau and Taiwan)	203	366

	34,710	25,159

(3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC

20	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		For the six months ended 30 June
		2021	2020
		RMB million	RMB million
	Note	(Unaudited)	(Unaudited)
Revenue
Reportable segment revenue		34,710	25,129
— Reclassification of taxes relating to the expired tickets	(i)	—	30

Consolidated revenue		34,710	25,159

		For the six months ended 30 June
		2021	2020
		RMB million	RMB million
		(Unaudited)	(Unaudited)
Loss before income tax
Reportable segment loss		(7,280)	(12,033)

Consolidated loss before income tax		(7,280)	(12,033)

		30 June 2021	31 December 2020
		RMB million	RMB million
	Note	(Unaudited)	(Audited)
Assets
Reportable segment assets		290,924	282,408
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(ii)	2,242	2,242

Consolidated assets		293,166	284,650

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

5.	Segment Information (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Liabilities
Reportable segment liabilities	238,634	225,496

Consolidated liabilities	238,634	225,496

Notes:

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.

(ii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

(d)	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

6.	Revenue

An analysis of revenue is as follows:

	For the six months ended 30 June
	2021 RMB million (Unaudited)	2020 RMB million (Unaudited)
Revenue from contracts with customers	34,582	25,042
Revenue from other sources
Gross rental income	128	117

	34,710	25,159

22	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

6.	Revenue (continued)

Disaggregated revenue information for revenue from contracts with customers:

For the six months ended 30 June 2021

Segments	Airline transportation operations RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Types of goods or services
Traffic revenues
— Passenger	28,466	—	28,466
— Cargo and mail	3,945	—	3,945
Ticket cancellation fee	1,051	—	1,051
Ground service income	440	—	440
Commission income	4	—	4
Others	577	99	676

Total revenue from contracts with customers	34,483	99	34,582

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	29,537	99	29,636
International	4,743	—	4,743
Regional (Hong Kong, Macau and Taiwan)	203	—	203

Total revenue from contracts with customers	34,483	99	34,582

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

6.	Revenue (continued)

Disaggregated revenue information for revenue from contracts with customers: (continued)

For the six months ended 30 June 2020

Segments	Airline transportation operations RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Types of goods or services
Traffic revenues
— Passenger	20,347	—	20,347
— Cargo and mail	2,615	—	2,615
Ticket cancellation fee	972	—	972
Ground service income	448	—	448
Commission income	33	—	33
Tour operations income	—	9	9
Others	510	108	618

Total revenue from contracts with customers	24,925	117	25,042

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	15,962	117	16,079
International	8,597	—	8,597
Regional (Hong Kong, Macau and Taiwan)	366	—	366

Total revenue from contracts with customers	24,925	117	25,042

24	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

7.	Other Operating Income and Gains

	For the six months ended 30 June
	2021 RMB million (Unaudited)	2020 RMB million (Unaudited)
Co-operation routes income (Note (a))	1,924	1,596
Routes subsidy income (Note (b))	383	129
Other subsidy income (Note (c))	499	357
Gain on disposal of a subsidiary (Note 21)	97	—
Compensation from ticket sales agents	56	31
Gain on disposal of joint control companies	8	—
Gain on disposal of associate companies	7	—
Dividend income from equity investments designated at fair value through other comprehensive income	1	—
Gain on disposal of property, plant and equipment	—	19
Others	56	69

	3,031	2,201

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.

(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

(d)	There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the year ended 31 December2021 and 2020.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

8.	Finance costs

	For the six months ended 30 June
	2021 RMB million (Unaudited)	2020 RMB million (Unaudited)
Interest relating to lease liabilities	1,618	2,132
Interest on borrowings	723	515
Interest on bonds and debentures	620	311
Interest relating to post-retirement benefit obligations	42	43
Interest relating to interest rate swap contracts	30	(10)
Less: advanced payments on acquisition of aircraft capitalised	(262)	(281)

	2,771	2,710
Foreign exchange losses, net (note (b))	—	738

	2,771	3,448

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.61% per annum for the six months ended 30 June 2021 (for the six months ended 30 June 2020: 3.51%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities.

26	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

9.	Income Tax

The amounts of income tax expense charged to the consolidated income statements represent:

	For the six months ended 30 June
	2021 RMB million (Unaudited)	2020 RMB million (Unaudited)
Current income tax	87	95
Deferred income tax	(1,969)	(3,056)

	(1,882)	(2,961)

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and National Development and Reform Commission on the Continuation of Corporate Income Tax Policies for Enterprises from Western Development Region ([2020] No. 23), enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2021 to 2030. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% in 2021. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5%.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those entities incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2020: 25%).

10.	Dividend

The Board has not recommended any dividend for the six months ended 30 June 2021 (for the six months ended 30 June 2020: Nil).

11.	Loss Per Share

The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of approximately RMB5,208 million and the weighted average number of shares of 16,379 million in issue during the six months ended 30 June 2021. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2021 (for the six months ended 30 June 2020: Nil).

12.	Profit Appropriation

No appropriation to the statutory reserves has been made for the six months ended 30 June 2021 (for the six months ended 30 June 2020: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

13.	Property, Plant and Equipment

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2021	80,959	20,084	101,043
Other additions	1,702	1,211	2,913
Transfer from right-of-use assets (Note 14)	409	—	409
Depreciation charges	(4,094)	(780)	(4,874)
Disposals	(516)	(142)	(658)

Carrying amount at 30 June 2021	78,460	20,373	98,833

	Aircraft, engines and flight equipment RMB million (Unaudited)	Others RMB million (Unaudited)	Total RMB million (Unaudited)
Carrying amount at 1 January 2020	79,479	19,958	99,437
Transfers from advanced payments on acquisition of aircraft	24	—	24
Other additions	1,491	773	2,264
Transfer from investment properties	—	399	399
Transfer from right-of-use assets (Note 14)	206	—	206
Transfer to other non-current assets	—	(3)	(3)
Depreciation charges	(3,476)	(684)	(4,160)
Disposals	(235)	(87)	(322)

Carrying amount at 30 June 2020	77,489	20,356	97,845

28	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

14.	Right-of-Use Assets

	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2021	115,678	2,532	118,210
Additions	8,779	1,327	10,106
Transfer to property, plant and equipment (Note 13)	(409)	—	(409)
Disposals	(673)	(11)	(684)
Depreciation provided during the period	(5,532)	(443)	(5,975)

Carrying amount at 30 June 2021	117,843	3,405	121,248

	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2020	126,464	2,240	128,704
Additions	1,325	942	2,267
Transfer to property, plant and equipment (Note 13)	(206)	—	(206)
Disposals	(58)	(69)	(127)
Depreciation provided during the period	(5,465)	(649)	(6,114)

Carrying amount at 30 June 2020	122,060	2,464	124,524

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

15.	Intangible Assets

	Goodwill (Note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2021	11,270	448	11,718
Additions	—	116	116
Amortisation	—	(100)	(100)
Disposal	—	(1)	(1)

Carrying amount at 30 June 2021	11,270	463	11,733

	Goodwill (Note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2020	11,270	428	11,698
Additions	—	61	61
Amortisation	—	(86)	(86)
Disposal	—	(1)	(1)

Carrying amount at 30 June 2020	11,270	402	11,672

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. The value of the goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and accelerating the development of international air transportation in Shanghai. For the purpose of impairment assessment, goodwill was allocated to the cash-generating unit (“CGU”) of airline transportation operations that the Group operates and benefits from the acquisition.

16.	Trade Receivables

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	30 June 2021	31 December 2020
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade receivables	2,023	1,210
Impairment	(86)	(86)

	1,937	1,124

30	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

16.	Trade Receivables (continued)

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Within 90 days	1,832	1,054
91 to 180 days	63	46
181 to 365 days	35	8
Over 365 days	7	16

	1,937	1,124

17.	Trade Payables and Bills Payable

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Within 90 days	4,315	2,868
91 to 180 days	33	35
181 to 365 days	74	109
1–2 years	48	111
Over 2 years	110	97

	4,580	3,220

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

18.	Borrowings

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Non-current
Long-term bank borrowings (Note(a))
— secured	17,537	8,638
— unsecured	11,910	4,526
Guaranteed bonds (Note(b))	8,005	9,585
Unsecured bonds (Note(c))	13,992	7,996

	51,444	30,745

Current
Current portion of non-current borrowings (Note(a))
— secured	2,114	1,498
— unsecured	—	28
Current portion of guaranteed bonds (Note(b))	1,499	3,158
Current portion of unsecured bonds (Note(c))	7,000	4,000
Short-term bank borrowings (Note(d))
— unsecured	30,260	21,966
Short-term debentures (Note(e))	8,000	26,500

	48,873	57,150

	100,317	87,895

Note:

(a)	As at 30 June 2021, the secured bank borrowings of the Group were secured by the related aircrafts with a net carrying amount of RMB24,880 million.

The borrowings are repayable from 2021 to 2045. The interest rates relating to the long-term bank borrowings were 0.10% to 4.28%.

(b)	For the six months ended 30 June 2021, the Company has repaid the following bonds with the total principal amount of JPY 50 billion:

	Issue date	Principal	Interest rate
Three-year credit enhanced bonds	2018/3/16	JPY 10 billion	0.33%
Three-year credit enhanced bonds	2018/3/16	JPY 20 billion	0.64%
Three-year credit enhanced bonds	2018/3/16	JPY 20 billion	0.64%

32	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

18.	Borrowings (continued)

Note: (continued)

(c)	On 11 March 2021, the Company issued the following corporate bonds with the total principal amount of RMB9 billion. The interest is payable annually.

	Par value	Issue date	Maturity	Principal	Interest rate
Ten-year corporate bonds	RMB 100	2021/3/11	10(5+5) years	RMB 3 billion	3.95%
Six-year corporate bonds	RMB 100	2021/3/11	6(3+3) years	RMB 6 billion	3.68%

(d)	The interest rates relating to the short-term bank borrowings were 0.48% to 3.00%.

(e)	As at 30 June 2021, detailed short-term debentures were listed below:

	Principal	Maturity	Issue date	Interest rate
2021 5th Short-term debentures	RMB 3 billion	60 days	14/05/2021	2.25%
2021 7th Short-term debentures	RMB 2 billion	90 days	18/05/2021	2.33%
2021 8th Short-term debentures	RMB 3 billion	90 days	24/06/2021	2.38%

19.	Lease Liabilities

	Minimum lease payments 30 June 2021 RMB million (Unaudited)	Present values of minimum lease payments 30 June 2021 RMB million (Unaudited)	Minimum lease payments 31 December 2020 RMB million (Audited)	Present values of minimum lease payments 31 December 2020 RMB million (Audited)
Within one year	17,733		17,443
In the second year	16,230		16,652
In the third to fifth years, inclusive	40,880		39,598
After the fifth year	35,269		37,319

Total	110,112	95,956	111,012	96,251
Less: amounts repayable within one year	(17,733)	(14,570)	(17,443)	(14,073)

Non-current portion	92,379	81,386	93,569	82,178

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

20.	Share Capital

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	11,202	11,202
A shares listed on The Shanghai Stock Exchange (“H Shares”)	5,177	5,177

	16,379	16,379

Pursuant to articles 50 and 51 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

21.	Disposal of a Subsidiary

In February 2021, the Group disposed 100% shares of China Eastern Airlines Grand Hotel Co., Ltd. and the gain was RMB97 million. The detailed information is listed below:

RMB million (Unaudited)
Consideration	117
Less: carrying amount of net assets sold	(20)

Gain on disposal of a subsidiary	97

22.	Commitments

The Group had the following capital commitments at the end of the reporting period:

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Contracted for:
— Aircraft, engines and flight equipment (Note)	34,916	37,277
— Other property, plant and equipment	2,721	3,646
— Investments	1,335	1,335

	38,972	42,258

34	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

22.	Commitments (continued)

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2021 RMB million (Unaudited)	31 December 2020 RMB million (Audited)
Within one year	11,320	13,542
In the second year	12,389	13,692
In the third year	8,289	7,109
In the fourth year	2,918	2,934

	34,916	37,277

23.	Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 30.97% of the Company’s shares as at 30 June 2021 (31 December 2020: 30.97%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 16.03% and 2.79% respectively as at 30 June 2021 (31 December 2020: 16.03% and 2.79%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance Company”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries (“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(a)	Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group
Eastern Aviation Advertising Service Co., Ltd. and its subsidiaries (“Eastern Advertising”)	Associate of the Company
Shanghai Airlines Tours International (Group) Co., Ltd. and its subsidiaries (“Shanghai Airlines Tours”)	Associate of the Company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
Xi An Cea Safran Landing Systems Services Co., Ltd. (“XIESA”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
Eastern Air Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. and its subsidiaries (“Eastern Investment”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
TravelSky Technology Limited (“TravelSky”)	A key management personnel of the Company is a director of Travelsky
Air France-KLM Group (“AFK”)	A key management personnel of the Company is a director of AFK
Juneyao Airlines Co., Ltd and its subsidiaries (“Juneyao Air”)	Shareholder who hold more than 5% of the company’s voting shares.
Sichuan Airlines Co., Ltd. (“Sichuan Air”)	A key management personnel of the Company is a director of Sichuan Air

36	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(b)	Related party transactions

				For the six months
				ended 30 June
		Pricing policy		2021	2020
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i	)	422	258
	Eastern Import & Export	(i	)	40	17
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i	)	66	48
Repairs and maintenance expense for aircraft and engines	Shanghai P&W	(i	)	470	426
	Technologies Aerospace	(i	)	78	93
	Shanghai Hute	(i	)	71	74
	Wheels & Brakes	(i	)	23	15
	XIESA	(i	)	—	13
Payments on cabin cleaning services	Eastern Advertising	(i	)	1	4
Advertising expense*	Eastern Advertising	(i	)	10	8
Payments on system services	China Kaiya	(i	)	8	11
Equipment maintenance fee*	CEA Development	(i	)	49	55
	Collins Aviation	(i	)	20	15
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i	)	14	2
Property management and green maintenance expenses*	CEA Development	(i	)	72	95
Payments on hotel accommodation service*	CEA Development	(i	)	58	21
	Shanghai Airlines Tours	(i	)	17	6
Payments on construction and management agent*	Eastern Investment	(i	)	59	6
Civil aviation information network services**	TravelSky	(i	)	215	166
Flight equipment spare parts maintenance**	CASC	(i	)	—	59
Flight training fee	CAE Melbourne	(i	)	—	30

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(b)	Related party transactions (continued)

				For the six months
				ended 30 June
		Pricing policy		2021	2020
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Purchase of goods and services (continued)
Payments on aviation transportation cooperation and support services**	AFK	(i	)	30	186
Payments on aviation transportation cooperation services	Juneyao Air	(i	)	2	1
Flight equipment spare parts maintenance and support services	AFK	(i	)	5	5
Payments on logistics services	Eastern Logistics	(i	)	56	57
Bellyhold space operation cost*	Eastern Logistics	(i	)	—	188
Cargo terminal business support services*	Eastern Logistics	(i	)	188	110
Bellyhold container management	Eastern Logistics	(i	)	7	7
Provision of services
Contractual income from bellyhold space*	Eastern Logistics	(i	)	3,945	2,615
Freight logistics support services*	Eastern Logistics	(i	)	66	58
Media royalty fee	Eastern Advertising	(i	)	7	7
Aviation transportation cooperation and support services**	AFK	(i	)	8	100
	Juneyao Air	(i	)	8	5
Transfer of pilots	Juneyao Air	(i	)	—	22
Flight equipment spare parts maintenance and support services	Juneyao Air	(i	)	18	15
Rental Income
Rental income from cargo terminal*	Eastern Logistics	(ii	)	41	39
Rental income from land and buildings*	Eastern Air Catering	(ii	)	14	9
	CEA Development	(ii	)	4	—
	Juneyao Air	(ii	)	3	—
	Eastern Import & Export	(ii	)	1	—
Rental income from intangible assets	Eastern Logistics	(ii	)	2	2

38	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(b)	Related party transactions (continued)

				For the six months
				ended 30 June
		Pricing policy		2021	2020
		and decision		RMB million	RMB million
Nature of transaction	Related party	process		(Unaudited)	(Unaudited)
Addition in right-of-use assets on new leases
Aircraft and engines*	CEA Lease Company	(ii	)	5,809	420
Land and buildings*	Eastern Investment	(ii	)	320	—
Ground assets*	CEA Development	(ii	)	27	—
Interest on lease liabilities
Aircraft and engines*	CEA Lease Company	(ii	)	635	714
Land and buildings*	Eastern Investment	(ii	)	26	8
Ground assets*	CEA Development	(ii	)	3	1
Interest expense
Interest expense on loans	CEA Holding	(iii	)	17	16
	Eastern Air Finance Company	(iii	)	6	—
Interest income
Interest income on deposits	Eastern Air Finance Company	(iii	)	13	7
Gains on disposal of equity
Dispose 100% equity of China Eastern Airlines Grand Hotel Co., Ltd.	Sichuan Air	(i	)	97	—
Dispose 49% equity of Yunnan Civil Aviation Kaiya Information Co., Ltd.	TravelSky	(i	)	8	—

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties

(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the six months ended 30 June 2021 and 2020, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(c)	Balances with related parties

(i)	Amounts due from related parties

	30 June 2021	31 December 2020
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade receivables
Eastern Logistics	963	630
Juneyao Air	—	8
Others	1	4

	964	642

Prepayments and other receivables
Eastern Air Finance Company	118	240
Eastern Air Catering	74	36
TravelSky	64	49
Eastern Import & Export	39	158
Juneyao Air	7	4
CEA Development	6	11
Technologies Aerospace	6	6
Eastern Advertising	—	1
CASC	—	13
CEA Holding	—	228
Others	8	22

	322	768

40	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due to related parties

	30 June 2021	31 December 2020
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade and bills payables
Eastern Air Catering	380	266
Eastern Import & Export	256	363
Shanghai P&W	225	213
CEA Development	106	96
Technologies Aerospace	50	95
Shanghai Hute	37	32
CEA Holding	14	28
Shanghai Airlines Tours	10	1
Collins Aviation	9	9
Eastern Advertising	3	—
CASC	—	27
Wheels & Brakes	—	14
Eastern Investment	—	74
XIESA	—	32
TravelSky	—	7
Others	12	13

	1,102	1,270

Other payables and accruals
Eastern Investment	672	61
CES Lease Company	189	189
CEA Holding	55	99
Eastern Import & Export	4	37
Eastern Air Catering	1	2
CEA Development	—	1
CASC	—	2
Others	4	7

	925	398

Lease liabilities
CES Lease Company	43,871	42,168

Except the amounts due to CES Lease Company, which are related to the aircraft under leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

23.	Related Party Transactions (continued)

(c)	Balances with related parties (continued)

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate For the six months ended 30 June
			30 June	31 December
	2021	2020	2021	2020
			RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance Company	0.39%	0.35%	6,801	5,474
Short-term borrowings
Eastern Air Finance Company	2.80%	—	—	4,000
Long-term borrowings
CEA Holding	3.87%	3.73%	800	828
Loan to a joint venture
CAE Melbourne	8.00%	3.74%	9	11

(d)	Guarantees by the holding company

As at 30 June 2021, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (31 December 2020: RMB7.8 billion).

42	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

24.	Fair Value Measurement of Financial Instruments

(a)	Fair value hierarchy

The table below analyses the Group’s financial instruments carried at fair value as at 30 June 2021 and 31 December 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

As at 30 June 2021 and 31 December 2020, the Group had certain financial assets carried at fair value, including equity investments designated at fair value through other comprehensive income, listed equity investments recorded as financial assets at FVTPL, and the derivative financial instruments.

As at 30 June 2021

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Equity investments designated at fair value through other comprehensive income	405	—	505	910
Financial asset at fair value through profit or loss	98	—	—	98

Total	503	—	505	1,008

Liabilities
Derivative financial liabilities	—	94	—	94

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

24.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

As at 31 December 2020

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Equity investments designated at fair value through other comprehensive income	457	—	538	995
Derivative financial assets	—	399	—	399
Financial asset at fair value through profit or loss	95	—	—	95

Total	552	399	538	1,489

Liabilities
Derivative financial liabilities	—	141	—	141

The Group enters into derivative financial instruments, including forward currency contracts, fuel hedging contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates, interest rate curves and fuel hedging price. The carrying amounts of forward currency contracts, fuel hedging contracts and interest rate swaps are the same as their fair values.

As at 30 June 2021, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

44	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

24.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

Set out below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2021 and 31 December 2020:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Discount for lack of marketability	20% to 35% (31 December 2020:	1% (31 December 2020: 1%)
			20% to 35%)	increase/decrease in multiple would result in increase/ decrease in fair value by RMB5 million (31 December 2020: RMB5 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

24.	Fair Value Measurement of Financial Instruments (continued)

(a)	Fair value hierarchy (continued)

The following table presents the changes in level 3 items for the six months ended 30 June 2021:

Equity investments designated at fair value through other comprehensive income RMB million
Opening balance as at 31 December 2020 (Audited)	538
Disposals	(141)
Recognised in other comprehensive income — net	108

Closing balance as at 30 June 2021 (Unaudited)	505

During the period, there were no transfers among levels of the fair value hierarchy.

(b)	Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet.

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

Significant differences were identified for the following instruments as at 30 June 2021.

	Carrying amount RMB million (Unaudited)	Fair value RMB million (Unaudited)
Financial liabilities —
Long-term borrowings	51,444	53,348
Lease liabilities	81,386	80,401
Other long-term liabilities	967	853

	133,797	134,602

The fair values of long-term borrowings, lease liabilities and other long-term liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

46	China Eastern Airlines Corporation Limited | 2021 Interim Report

Notes to Interim Condensed Consolidated Financial Information

For the six months ended 30 June 2021

25.	Cash Generated from Operations

(a)	Reconciliation of profit before income tax to net cash generated from operations

	For six months ended 30 June
	2021 RMB million (Unaudited)	2020 RMB million (Unaudited)
Loss for the year before income tax	(7,280)	(12,033)

Adjustments for:
Depreciation of property, plant and equipment (Note 13)	4,874	4,160
Depreciation of right-of-use assets (Note 14)	5,975	6,114
Depreciation of investment properties	5	4
Amortisation of other long-term assets	260	266
Amortisation of intangible assets (Note 15)	100	86
Losses/(gains) on disposals of property, plant and equipment and intangible assets	1	(17)
Fair value (gains)/losses on financial assets at fair value through profit or loss	(3)	18
Gains on disposals of associates and jointly controlled entities	(15)	—
Gains on disposal of a subsidiary	(97)	—
Loss allowance for trade and other receivables	3	14
Provision for impairment of flight equipment spare parts	2	—
Interest expense	2,771	2,710
Net foreign exchange (gains)/losses	(827)	660
Share of results of a joint venture and an associate	(14)	73
Dividend income from equity investments designed at fair value through other comprehensive income	(1)	—
Changes in working capital:
Increase in flight equipment spare parts	(9)	(53)
Decrease in operating receivables	117	3,217
Increase/(decrease) in operating payables	2,491	(11,463)

Cash generated from/(used in) operations	8,353	(6,244)

Income tax paid	(84)	(476)

Net cash flows from operating operations	8,269	(6,720)

Summary of Operating Data

	For the six months ended 30 June
	2021	2020	Change
Passenger transportation data
ASK (available seat-kilometres) (millions)	85,927.80	61,753.11	39.15%
— Domestic routes	83,458.83	46,931.26	77.83%
— International routes	2,120.64	14,158.67	-85.02%
— Regional[1] routes	348.33	663.18	-47.48%
RPK (revenue passenger-kilometres) (millions)	60,836.62	41,192.72	47.69%
— Domestic routes	59,838.19	31,284.33	91.27%
— International routes	804.73	9,535.11	-91.56%
— Regional routes	193.70	373.28	-48.11%
Number of passengers carried (thousands)	44,308.73	25,780.41	71.87%
— Domestic routes	44,049.28	23,422.10	88.07%
— International routes	130.91	2,072.60	-93.68%
— Regional routes	128.53	285.72	-55.02%
Passenger load factor (%)	70.80	66.71	4.09	pts
— Domestic routes	71.70	66.66	5.04	pts
— International routes	37.95	67.34	-29.39	pts
— Regional routes	55.61	56.29	-0.68	pts
Passenger-kilometres yield (RMB)Note	0.500	0.533	-6.19%
— Domestic routes	0.485	0.488	-0.61%
— International routes	1.541	0.666	131.38%
— Regional routes	0.723	0.879	-17.75%

[1]

In order to facilitate data statistics and analysis, the business is divided into “domestic routes”, “international routes” and “regional routes” in conjunction with industry practices. Among them, the term “regional” refers to Hong Kong, China; Macau, China; and Taiwan, China.

48	China Eastern Airlines Corporation Limited | 2021 Interim Report

Summary of Operating Data

	For the six months ended 30 June
	2021	2020	Change
Freight transportation data
AFTK (available freight tonne-kilometres) (millions)	5,126.96	2,930.48	74.95%
— Domestic routes	1,776.90	823.92	115.66%
— International routes	3,323.48	2,078.09	59.93%
— Regional routes	26.59	28.47	-6.60%
RFTK (revenue freight tonne-kilometres) (millions)	1,795.95	971.17	84.93%
— Domestic routes	421.34	302.68	39.20%
— International routes	1,369.33	663.08	106.51%
— Regional routes	5.28	5.41	-2.40%
Weight of freight carried (million kg)	463.03	293.59	57.71%
— Domestic routes	291.57	210.44	38.55%
— International routes	166.12	78.17	112.51%
— Regional routes	5.33	4.98	7.03%
Freight load factor (%)	35.03	33.14	1.89	pts
— Domestic routes	23.71	36.74	-13.03	pts
— International routes	41.20	31.91	9.29	pts
— Regional routes	19.86	19.01	0.85	pts
Freight tonne-kilometres yield (RMB)Note	2.197	2.693	-18.42%
— Domestic routes	0.961	1.110	-13.42%
— International routes	2.538	3.372	-24.73%
— Regional routes	12.311	7.948	54.89%

Summary of Operating Data

	For the six months ended 30 June
	2021	2020	Change
Consolidated data
ATK (available tonne-kilometres) (millions)	12,860.47	8,488.26	51.51%
— Domestic routes	9,288.19	5,047.73	84.01%
— International routes	3,514.34	3,352.37	4.83%
— Regional routes	57.94	88.15	-34.27%
RTK (revenue tonne-kilometres) (millions)	7,207.50	4,598.52	56.74%
— Domestic routes	5,744.25	3,066.95	87.30%
— International routes	1,440.84	1,493.51	-3.53%
— Regional routes	22.41	38.06	-41.12%
Overall load factor (%)	56.04	54.18	1.86	pts
— Domestic routes	61.84	60.76	1.08	pts
— International routes	41.00	44.55	-3.55	pts
— Regional routes	38.69	43.17	-4.48	pts
Revenue tonne-kilometres yield (RMB)Note	4.764	5.340	-10.79%
— Domestic routes	5.121	5.085	0.71%
— International routes	3.272	5.752	-43.12%
— Regional routes	9.148	9.748	-6.16%

Note: In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

50	China Eastern Airlines Corporation Limited | 2021 Interim Report

Fleet Structure

In recent years, the Group continues to implement its green development philosophy while optimising its fleet structure. In the first half of 2021, the Group centred around the major models, introduced a total of 17 aircraft and a total of two aircraft retired. With the introduction of the new aircraft model of A350-900, B787-9 and A320NEO, age structure of the Group’s fleet remains young.

As at 30 June 2021, the Group operated a fleet of 749 aircraft, which included 740 passenger aircraft and 9 business aircraft (among which, 2 charter aircraft held under operating leases and 7 business aircraft held under trust).

(Units)

		Fleet structure as at 30 June 2021
				Under
			Under	operating		Average fleet
No.	Model	Self-owned	finance lease	lease	Sub-total	age (years)
1	B777-300ER	10	10	0	20	5.4
2	B787-9	3	7	0	10	2.4
3	A350-900	1	8	0	9	1.8
4	A330 SeriesNote [1]	30	21	5	56	7.6
Total number of wide-body aircraft		44	46	5	95	6.0

5	A320 SeriesNote [2]	138	140	71	349	8.3
6	B737 SeriesNote [3]	102	73	116	291	7.1
Total number of narrow-body aircraft		240	213	187	640	7.7

7	ARJ21	2	3	0	5	0.5

Total number of passenger aircraft		286	262	192	740	7.4

Total number of business aircraft self-owned and held under trust					9

Total number of aircraft					749

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;

2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft;

3.	B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. As at the date of this announcement, B737 MAX 8 is grounded.

Management Discussion and Analysis

Business Review

Operating situation in the first half of the year

The situation of the global novel coronavirus pneumonia disease (hereinafter referred to as “COVID-19”) is still severe. Under the influence of Delta mutant strain, the number of cases around the world is surging. While there is differentiation in global recovery, the outlook of the global economy is still full of uncertainties. In the first half of 2021, our country continued to consolidate the fruitful results of COVID-19 prevention and control as well as the economic and social development. The overall economic development continues to recover steadily and showing favourable growth tendency although the degree of economic recovery may vary.

COVID-19 has brought an unprecedented impact on the global aviation industry. According to a report issued by the International Air Transport Association (IATA) in April 2021, it is expected that the global aviation industry will have a net loss of USD47.7 billion in 2021 as a result of the impact of COVID-19. Although the domestic air passenger demand rebounded generally in the first half of 2021, the international air passenger demand will continue to remain at a low level due to the continuously high incidence rate of COVID-19 in overseas countries and the impact of international travel restriction policies. In terms of air freight transportation, there is strong demand for air cargo and mail transportation and the international freight market is maintaining a rapid growth. Moreover, as the fuel prices continue to increase, it has increased pressure on the cost burden of airlines.

In face of the complex external environment, the management and entire staff of the Group are working staunchly to promote various areas of work including the prevention and control of COVID-19, Group production and operation as well as reform and development. In the first half of 2021, various indicators such as production volume, revenue and profit have achieved significant improvement when compared with the same period last year. Nevertheless, the production and operation of the Group was materially and adversely affected by factors including sporadic spread and local clusters of COVID-19 in China, and cross-border travel restrictions. In the first half of 2021, the Group had a total traffic volume of 7.21 billion tonne-kilometres and served 44.309 million passengers, realising a revenue of RMB34,710 million, increasing by 56.7%, 71.9% and 38.0%, respectively when compared with the same period last year, realising the net profit attributable to shareholders of listed company of RMB-5,210 million, decreasing loss by 3,330 million when compared with the same period last year.

(I)	Ensuring safe operation

The Group has always put safe operation in the first place and firmly adhered to the safety bottom line and achieved a stable safety situation. In the first half of 2021, the Group had 950,000 safe operation flight hours and 406,000 take-offs and landings, representing an increase of 57.3% and 61.7%, respectively when compared with the same period last year, resuming to 80.8% and 84.0% as in 2019, respectively.

In terms of setting up systems, the Group has continued to promote the construction of safety management system, production operation system, flight training system and aircraft maintenance system with a view to achieving system improvement, optimising process and enhancing capacity, and consolidating the safe management foundation.

In terms of production organisation, the Group has optimised the coordination mechanism for production operation, and continued to enhance the efficiency in aspects of on-site command, flight decision-making, operation control and coordination support, thereby significantly strengthening the synergy between operation and safety.

In terms of risk supervision, the Group has carried out in-depth investigation and rectification of potential risks, and safety audits and inspections in order to increase the rectification efforts; focusing on strengthening the management of special risks such as issuing safety risk warnings focusing on strengthening runway safety.

52	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

In terms of work attitude nurturing, the Group continued to promote the “Three Reverences2” education, strengthened the establishment of the “Three Basics3”, issued the work attitude nurturing plan for the safety of practitioners, seriously investigated and dealt with the phenomena of lacking seriousness and discipline at work so as to enhance the awareness of safe operation and compliance with rules and disciplines by our professional teams.

(II)	Enhancing operation efficiency

In the face of an extremely critical operating situation, the Group has taken the initiative to redeploy route networks and product marketing in order to reduce the impact of COVID-19 on operations and strive to improve operation efficiency.

Steadily promoting route network construction.

The Group closely monitored the changes in COVID-19 and market conditions, strengthened the prediction of market demand, dynamically adjusting the transportation capacity allocation, reasonably deploying the transportation capacity of international and domestic routes as well as optimising the allocation of wide-body aircraft and narrow-body aircraft. Constructing the network routes around core hubs and key markets of the Group, the Group enhanced its competitiveness in important markets by strengthening the deployment on long-haul routes, optimising low-yield routes and effectively increasing the daily utilisation rate of aircraft. The Group steadily promoted the construction of market base for important commercial markets and successfully completed the transfer of the Chengdu Tianfu Airport. The Group strengthens the synergy between passenger transportation and freight transportation and seized the business opportunity resulting from the increase in demand for freight; consolidated the collaborations with Eastern Logistics, a subsidiary of China Eastern Air Holding Company Limited; and increased the number of “Passenger-to-Freighter Conversion” flights. A total of 8,450 unconventional transportation flights4 were carried out in the first half of 2021.

In the first half of 2021, the Group’s market shares in Shanghai, Beijing, and Xi’an increased by 0.2 percentage points, 1.9 percentage points, and 2.0 percentage points respectively when compared with the same period in 2019, thereby further consolidating the market shares of the core hubs.

Enhancing the level of sales continuously. The Group has established a linkage mechanism of sale channels and air ticket price and optimised the agency incentive plan; adopted differentiated pricing measures, adjusted the ticket prices according to market demand, and strengthened revenue control; continued to optimise and promote auxiliary products such as preferred seats, prepaid baggage, and premium lounge privileges to increase auxiliary revenue. In addition, the Group has continued to make innovation in the field of air travel, launch products such as “MileagePlus5” and “Referral Scheme6”, and flexibly adopt marketing policies to cope with ticket purchase needs of different customers, thereby further stimulating the market vitality.

2	Three Reverences: Reverence for life, reverence for rules and reverence for duties.
3	Three Basics; Focusing on the local communities, laying foundation, and strengthening basic capabilities.
4

“Unconventional passenger flights”: Unconventional passenger flights include freight-loading passenger aircraft, passenger-to-freighter converted aircraft and modified aircraft. Among which, passenger aircraft that have not removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “freight-loading passenger aircraft”; passenger aircraft that only use the bellyhold space to load cargo are “passenger-to- freighter converted aircraft”; and passenger aircraft that have removed the passenger cabin seats and load cargo in the bellyhold space and cabin are “modified aircraft”. In accordance with the agreement between the Group and Eastern Logistics on avoiding horizontal competition and related regulatory requirements, the Group handed over such freight business to Eastern Logistics for exclusive operation.

Management Discussion and Analysis

(III)	Optimising service experience

The Group adheres to the service concept of “being customer-centric and people-oriented” and focuses on various issues on services that the passengers concerned most, thereby further improving service quality and providing passengers with better service experience.

Revise rules and regulations and optimise service standards. The Group further revised the conditions of domestic and international passenger and baggage transportation, optimised the upgrade of the system of service standard and VIP lounges, the cabin deep cleaning system and new membership system to enhance the management level of service standardisation.

Focus on important projects and optimize service experience. The Group worked closely with the Shanghai Physician Volunteer Union (“Physician Union”) and formed a team of air medical volunteers to escort passengers and ensure safe travel; launched the “caring service zone” in important hub airports and provided humanised and convenient services to unaccompanied children, wheelchair passengers, elderly passengers, and deaf-mute passengers; introduced “Eastern Airlines, Good Morning”, featuring special catering and beverages, to provide passengers who take short-distance morning flights with quick and convenient breakfast service. The Group further deployed a product that featured “air-rail combined transportation” with connection points set up at almost 400 railway station points to provide passengers with a more convenient “aircraft + high-speed rail” one-stop booking and airport service.

Strengthen service innovation and ensure travel safety. Under the background of COVID-19 prevention and control becoming normalised, the Group has launched a new “contactless, paperless, and zero gathering” smart travel model to handle processes such as check-in and health declaration through the WeChat applet (or WeChat mini-program), as well as self-boarding by face recognition to effectively increase business efficiency and reduce the gathering and contact of personnel, thereby further enhancing service quality.

The number of frequent flyer members of the Group continued to increase. As of the end of June 2021, the number of frequent flyer members of the Group’s “Eastern Miles” reached 46.67 million, representing an increase of 6.7% over the same period last year.

(IV)	Promoting reform and innovation

The Group continued to deepen reform, strengthen the vitality of enterprise development and drive high-quality development.

In terms of optimising the industry layout, there is steady progression in formulating the 14th Five- Year Plan and deploying the development strategy; constructing a new market layout, and formulating a five-year plan for key domestic route network.

In terms of improving the market-oriented mechanism, the Group is fully committed to promoting the three-year reform of state-owned enterprises, deepened the reform on personnel system, and promoted the tenure system and contractual management of the manager grade staff of the subsidiaries of the Group.

5

MileagePlus: On 6 April 2021, the Group launched an air travel product that is directly sold and used in accordance with route distance. After purchase of such product, passengers can use it to make advance booking of all domestic flights (excluding Hong Kong, Macau and Taiwan) actually operated by Eastern Airlines and Shanghai Airlines at all classes for all routes at all seasons within the effective date.

6

Referee Scheme: In June of 2021, the Group launched a product for all members of the “Eastern Miles (東方萬里行)” who have been verified physically to become “referees” and make use of the social channels of the internet to invite friends to go to designated ticket purchase channels to buy tickets and get certain incentive discount during activity period. After completing the designated task, the referee can get incentive points.

54	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

In terms of promoting the reform in special areas, the Eastern Airlines Research and Development Center was selected into the national “Science Innovation Demonstration Action”, constructed the technological innovation platform, organised and established the technological innovation expert database, and enhanced the management capacity of technological innovation projects. China United Airlines was selected into the “Double Hundred Action” plan of the state-owned enterprise scheme and steadily promoted the mixed-ownership reform.

In terms of promoting innovation and transformation, the Group, guided by informatisation construction, continues to promote infrastructure driven by Internet and digitalised transformation in aspects such as operations, management and control, marketing, and services; developed and officially launched the Electronic Log Book (“ELB”), which inaugurated the use of ELB to replace paper flight log books in China’s civil aviation industry; issued a physical card named “CEA Wallet” to integrate the consumption points and Union Pay payment to realise the use of more air travel consumption scenarios.

In terms of implementing capital operations, the Group orderly promotes CEA Holding, the controlling shareholder, in China to inject additional capital of RMB10.8 billion (in form of non-public issue share item) to the Company to improve its cash flow and reduce the debt ratio under the support of CEA Holding, thereby effectively enhancing the Company’s capacities in risk-resistance and sustainable development.

(V)	Strengthening fine management

The Group strengthened fine management, further enhanced the operation efficiency, effectively prevented major risks and reduced operating costs.

Focusing on the refinement of production and operation, the Group effectively saved fuel and reduced fuel costs through measures such as weight reduction of aircraft, enhancement of single-engine taxiway rate, route optimisation, and aircraft auxiliary power units (APU) replacement. In the first half of 2021, the Group saved approximately 5,907 tonnes of fuel through simulation calculation of weight reduction of aircraft.

Focusing on the refinement of business processes, the Group strengthened the management and control of the flight ground support management system (MUC, MU Communication Software) to improve the communication efficiency of each operation support unit. In the first half of 2021, the Group’s flight regularity rate was 86.45%, which was higher than the average level of civil aviation.

Focusing on the refinement of integration of industry and finance, the Group has deeply integrated the production and operation with financial management and taken multiple measures to increase revenue and reduce costs. The Group has strengthened management and control of cost and expense and proactively strived for policy support from various segments; increased revenue by asset revitalisation; reduced costs by saving major costs such as jet fuel; strictly controlled the unit meal machine supply costs, maintenance costs, and daily expenses; saved cash flow by reducing aviation material inventory and reducing the scale of investment. The Group has also actively expanded its financing channels by means of issuing super short-term debentures totalling RMB22 billion and corporate bonds totalling RMB9 billion in the first half of 2021 to ensure safe and sufficient cash flow to meet the production and operation needs of the Group.

(VI)	Fulfilling social responsibilities

The Group has taken the initiative to serve social and economic development and actively fulfilled its social responsibilities to demonstrate the responsible mission of enterprises.

Management Discussion and Analysis

In terms of COVID-19 prevention and control, the Group has firmly adhered to the three aspects of “fulfilling social responsibilities, ensuring passenger services, caring for and protecting employees”, and strictly implemented the relevant requirements of “guarding against imported cases, preventing a resurgence of domestic outbreak, preventing people and cargoes from infection”; focused on key flights, key links, and key populations to earnestly implement the relevant rules of the Civil Aviation Administration’s COVID-19 prevention and control technical guidelines and formulated the procedures to handle sporadic cases of COVID-19.

In terms of environmental protection, the Group has always adhered to the ecological development concept of “green flight, technological environmental protection” and improved fuel efficiency and reduced carbon emission by continuously optimising the fleet structure, saving fuel through management and control, and developing applications of new technology. The Group has paid attention to the process of global climate governance and actively participated in various special seminars of International Air Transport Association (IATA) and International Civil Aviation Organization (ICAO); published the “Carbon Peak and Carbon Neutrality” Shanghai Enterprise Joint Action Declaration to set a benchmark for the industry’s low-carbon development; promoted the market-based carbon emission reduction mechanism, and continued to participate in carbon trading in markets across the country, in Shanghai, and the European Union.

In terms of rural revitalisation, riding on the foundation of continuing to conduct poverty alleviation work in the designated areas such as Cangyuan and Shuangjiang counties in Yunnan, the Group has, through strengthening the support on poverty alleviation airlines, accurately focusing on the special agricultural products of the local communities, implementing teacher training projects, and promoted telemedicine cooperation, implemented comprehensive support in the areas of industry, education, and medical care, promoted the effective interconnection of revitalisation and targeted poverty alleviation. At the National Poverty Alleviation Summary and Commendation Conference, the Company was awarded the title of “National Poverty Alleviation Advanced Group”.

Financial Overview

Revenue

In the first half of 2021, the Group’s revenue amounted to RMB34,710 million, representing an increase of 37.96% from the same period last year. In particular, traffic revenue amounted to RMB32,411 million, representing an increase of 41.15% from the same period last year, and other revenue amounted to RMB2,299 million, representing an increase of 4.64% from the same period last year.

The Group’s traffic revenue includes passenger revenue and cargo revenue.

In the first half of 2021, the Group’s passenger revenue amounted to RMB28,466 million, representing an increase of 39.90% from the same period last year, and accounted for 87.83% of the Group’s traffic revenue. Passenger traffic volume was 60,836.62 million passenger-kilometres, representing an increase of 47.69% from the same period last year.

The passenger revenue of domestic routes amounted to RMB27,109 million, representing an increase of 96.00% from the same period last year, and accounted for 95.23% of the passenger revenue. The passenger traffic volume was 59,838.19 million passenger-kilometres, representing an increase of 91.27% from the same period last year.

The passenger revenue of international routes amounted to RMB1,219 million, representing a decrease of 80.32% from the same period last year, and accounted for 4.28% of the passenger revenue. The passenger traffic volume was 804.73 million passenger-kilometres, representing a decrease of 91.56% from the same period last year.

The passenger revenue of regional routes amounted to RMB138 million, representing a decrease of 57.28% from the same period last year, and accounted for 0.48% of the passenger revenue.

56	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

The passenger traffic volume was 193.70 million passenger-kilometres, representing a decrease of 48.11% from the same period last year.

In the first half of 2021, the Group’s cargo and mail traffic revenues amounted to RMB3,945 million, increasing by 50.86% when compared to the same period last year and accounting for 12.17% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,795.95 million tonne-kilometres, representing an increase of 84.93% from the same period last year.

Operating Expenses

In the first half of 2021, the Group’s total operating expenses amounted to RMB43,214 million, representing an increase of 20.24% from the same period last year. In the first half of 2021, the passenger travel demand was on the rise, whereas the Group has substantially adjusted its fight capacity and the passenger traffic volume has significant increased, which resulted in an increase in various costs accordingly. Analysis of the changes in items under operating expenses of the Group is set out as follows:

In the first half of 2021, the Group’s aircraft fuel costs amounted to RMB9,773 million, representing an increase of 54.81% from the same period last year, and was primarily due to the fact that the Group liquidated its aircraft fuel forward contracts in the first half of 2021, offsetting aircraft fuel costs of RMB580 million; the increase in the volume of refuelling of 53.14% from the same period last year, leading to an increase in aircraft fuel costs by RMB3,354 million. The average price of fuel increased by 7.09%, leading to an increase in aircraft fuel cost by RMB686 million.

In the first half of 2021, the Group’s take-off and landing charges amounted to RMB5,399 million, representing an increase of 42.23% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the Group from the same period last year.

In the first half of 2021, the Group’s depreciation and amortisation amounted to RMB11,214 million, representing an increase of 5.49% from the same period last year, and was primarily due to the increase in asset scale.

In the first half of 2021, the Group’s wages, salaries and benefits amounted to RMB10,705 million, representing an increase of 13.39% from the same period last year, and was primarily due to the effect of the increase in the flight hour fees of aircrew members of the Group.

In the first half of 2021, the Group’s aircraft maintenance expenses amounted to RMB1,728 million, representing an increase of 12.43% from the same period last year, and was primarily due to the increase in the traffic volume, the increase in the aircraft and daily engine maintenance expenses.

In the first half of 2021, the Group’s catering supply expenses amounted to RMB876 million, representing an increase of 25.14% from the same period last year, and was primarily due to the increase in the number of passengers transported by the Group.

In the first half of 2021, the Group’s sale and marketing expenses amounted to RMB773 million, representing a decrease of 20.39% from the same period last year, and was primarily due to the decrease in the administration expenses of the agency business of the Group.

In the first half of 2021, the Group’s civil aviation development fund paid to the Civil Aviation Administration of China (“CAAC”) amounted to RMB481 million, which was nil for the same period last year, and was primarily due to the CAAC’s cancellation for making contribution to civil aviation development fund of airlines.

Other Operating Income and Gains

In the first half of 2021, the Group’s other operating income amounted to RMB3,031 million, representing an increase of 37.71% from the same period last year, and was primarily due to the increase in revenue from cooperative routes.

Finance Income/Costs

In the first half of 2021, the Group’s finance income amounted to RMB950 million, representing an increase of RMB881 million from the same period last year, and was primarily due to exchange gains generated by the appreciation of RMB in the current period being included in the finance income. Finance costs amounted to RMB2,771 million, representing a decrease of RMB677 million from the same period last year, and was primarily due to the exchange loss resulting from a fluctuation in exchange rates from the same period last year being included in the finance costs.

Management Discussion and Analysis

Profit

In the first half of 2021, net profit attributable to equity holders of the Company amounted to RMB-5,208 million, while net profit attributable to equity holders of the Company amounted to RMB-8,542 million in the first half of 2020. The earnings per share attributable to equity holders of the Company was RMB-0.32.

Liquidity and Capital Structure

As at 30 June 2021, the Group had total assets of RMB293,166 million, representing an increase of 2.99% from 31 December 2020. Its debt ratio, which is calculated as total liabilities divided by total assets, was 81.40%, representing an increase of 2.18 percentage points from 31 December 2020.

In particular, total current assets amounted to RMB31,422 million, accounted for 10.72% of the total assets and represented an increase of 39.67% from 31 December 2020. Non-current assets amounted to RMB261,744 million, accounted for 89.28% of the total assets and represented a decrease of 0.16% from 31 December 2020.

As at 30 June 2021, the Group had total liabilities of RMB238,634 million, comprising current liabilities of RMB93,107 million which accounted for 39.02% of total liabilities, and non-current liabilities of RMB145,527 million which accounted for 60.98% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB63,443 million, representing a decrease of 10.93% from 31 December 2020.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB132,830 million, representing an increase of 17.61% from 31 December 2020.

In the first half of 2021, the Group proactively optimised the currency structure of the obligations of the Group in response to the exchange rate fluctuations, so as to lower its exchange rate risk. As at 30 June 2021, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at 30 June 2021		As at 31 December 2020		Movement
Currency	Amount	(%)	Amount	(%)	(%)
USD	33,762	17.20	36,642	19.9	-7.86
EUR	2,331	1.19	2,672	1.45	-12.76
RMB	152,511	77.70	136,804	74.28	11.48
Others	7,669	3.91	8,050	4.37	-4.73

Total	196,273	100	184,168	100	6.57

As at 30 June 2021, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB100,317 million, representing an increase of 14.10% from RMB87,917 million as at 31 December 2020. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at 30 June 2021	As at	Movement
Currency		31 December 2020	(%)
USD	203	375	-45.87
SGD	2,401	2,466	-2.64
EUR	2,317	2,664	-13.03
KRW	1,715	1,799	-4.67
JPY	2,916	3,162	-7.78
RMB	90,765	77,451	17.19

Total	100,317	87,917	14.10

58	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

As at 30 June 2021, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB95,956 million, representing a decrease of 0.31% from RMB96,251 million as at 31 December 2020. The breakdown by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at	As at	Movement
Currency	30 June 2021	31 December 2020	(%)
USD	33,559	36,267	-7.47
SGD	61	85	-28.24
JPY	101	142	-28.87
HKD	292	346	-15.61
RMB	61,746	59,353	4.03
Others	197	58	239.66

Total	95,956	96,251	-0.31

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities as at 30 June 2021 and 31 December 2020 were equivalent to RMB196,273 million and RMB184,168 million, respectively (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures), of which short-term interest-bearing liabilities accounted for 32.32% and 38.68%, respectively. The parts of the long-term interest-bearing liabilities were subject to floating interest rates. The 2 parts of liabilities mentioned above were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2021 and 31 December 2020, the Group’s interest-bearing liabilities denominated in USD accounted for 17.20% and 19.90%, respectively, of total interest-bearing liabilities while the Group’s interest-bearing liabilities denominated in RMB accounted for 77.70% and 74.28%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group’s finance costs. Through interest rate swap contracts, the Group reduced the floating rate exposure of the USD-denominated debts. As at 30 June 2021 and 31 December 2020, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of approximately USD590 million and USD690 million, respectively. These contracts will expire between 2021 and 2025.

Exchange Rate Fluctuation

As at 30 June 2021, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB43,762 million, of which interest-bearing liabilities denominated in USD accounted for 77.15%. Therefore, a significant fluctuation in USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies. As at 30 June 2021, the hedging contracts for foreign currencies of the Group have all expired, and there are no uncompleted hedging contracts for foreign currencies.

The net exchange gains of the Group amounted to RMB827 million in the first half of 2021, whereas the net exchange losses of the Group were amounted to RMB738 million in the first half of 2020, representing an increase of RMB1,565 million year-on-year.

Fluctuation of Jet Fuel Prices

The result of the Group is significantly affected by the fluctuation in jet fuel price which is a major component of the operating costs of the Group. In order to control jet fuel costs, the Group selected appropriate instruments and locked in costs within a certain price range. However, in case of sharp fluctuation in jet fuel prices causing the jet fuel price to exceed the pre-determined price range, it will give rise to actual losses in related transactions as well as on books. The jet fuel hedging contracts signed by the Group are mainly based on the purchase of jet fuel at a fixed transaction price, which is a cash flow hedge. The Group liquidated its aircraft fuel forward contracts in the first half of 2021, offsetting aircraft fuel costs of RMB580 million. As at 30 June 2021, there are no uncompleted aircraft fuel forward contracts of the Group. As at 31 December 2020, the nominal value of the outstanding jet fuel hedging contracts held by the Group was approximately USD252 million.

Management Discussion and Analysis

Pledges on Assets and Contingent Liabilities

As at 30 June 2021, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB34,963 million, representing an increase of 33.71% from RMB26,149 million as at 31 December 2020.

As at 30 June 2021, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2021, the Group had 79,913 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

Investment in securities

Percentage
					Closing	of total
					book value	investment	Profit or
			Initial		at the end of	at the end of	loss during
Type of	Stock	Stock	investment	Shareholdings	the Reporting	the Reporting	the Reporting
securities	Code	abbreviation	(RMB)	(share)	Period (RMB)	Period (%)	Period (RMB)
Share	00696	TravelSky	18,503,000	29,055,000	405,191,174.54	80.54	0
Share	600000	Pudong	122,144,004	9,790,691	97,906,910.00	19.46	3,133,021.12
Development Bank
Other securities investments held at the end of the Reporting Period			/	/	/	/	/
Profit or loss on securities investments sold during the Reporting Period			/	/	/	/	/

Total			140,647,004	/	503,098,084.54	100.00	3,133,021.12

Equity held in unlisted financial enterprises

Unit: RMB’000
Change in
				Carrying	Profit	owner’s
			Percentage	amount at	or loss	equity
	Initial	Number of	of equity	the end of	during the	during the
Name of	amount of	shares held	in the	the Reporting	Reporting	Reporting	Accounting	Source
investee	investment	(shares)	company	Period	Period	Period	item	of share
Eastern Air Group Finance Co., Ltd.	486,902	—	25%	658,856	38,477	—	Long-term equity investment	Investment

Total	486,902	—	25%	658,856	38,477	—	/	/

60	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

Financial assets measured at fair value

				Unit: RMB’000
	Balance at the	Balance at the
	beginning of the	end of the	Change for	Profit for
Name of item	Reporting Period	Reporting Period	the period	the period
Interest rate swap contracts	-140,087	-93,695	46,392	-31,390
Forward jet fuel contracts	397,710	—	-397,710	580,242
Held-for-trading financial assets	94,774	97,907	3,133	3,133
Investment in other equity instruments	995,057	910,077	-84,980	1,190

Total	1,347,454	914,289	-433,165	553,175

Analysis on major controlled subsidiaries and investee companies

							Unit: RMB million
		Year-		Year-
		on-year		on-year	Total		Gearing
Name of company	Revenue	increase (%)	Net profit	increase (%)	assets	Net assets	ratio (%)
Eastern Air Jiangsu	2,946	63.76	-564	N/A	14,126	2,132	84.91
Eastern Air Wuhan	1,508	262.50	-52	N/A	7,381	3,190	56.78
Eastern Air Yunnan	3,517	57.50	33	N/A	18,368	7,602	58.61
Shanghai Airlines	3,561	39.48	-672	N/A	25,987	-1,201	104.62
China United Airlines	2,024	108.23	-310	N/A	12,689	2,890	77.22
Eastern Technic	3,586	65.33	-218	N/A	6,559	2,347	64.22

1.	Eastern Air Jiangsu

Eastern Air Jiangsu, a controlled subsidiary of the Company, was established in 1993, with a registered capital of RMB2,000 million. In the first half of 2021, Eastern Air Jiangsu recorded revenue of RMB2,946 million, representing a 63.76% increase from last year. Its net profit amounted to RMB-564 million, representing a decrease in loss of RMB217 million from last year. Passenger traffic volume was 6,811.13 million passenger-kilometres, representing a 68.05% increase from last year. Number of passengers carried was 4,910,300, representing a 68.94% increase from last year. As at 30 June 2021, Eastern Air Jiangsu operated a total of 71 A320 series aircraft.

2.	Eastern Air Wuhan

Eastern Air Wuhan, a controlled subsidiary of the Company, was established in 2002, with a registered capital of RMB1,750 million. In the first half of 2021, Eastern Air Wuhan recorded revenue of RMB1,508 million, representing a 262.50% increase from last year. Its net profit amounted to RMB-52 million, representing a decrease in loss of RMB353 million from last year. Passenger traffic volume was 2,976.22 million passenger-kilometres, representing a 304.82% increase from last year. Number of passengers carried was 2,707,700, representing a 304.82% increase from last year. As at 30 June 2021, Eastern Air Wuhan operated a total of 32 B737 series aircraft.

Management Discussion and Analysis

3.	Eastern Air Yunnan

Eastern Air Yunnan, a controlled subsidiary of the Company, was established in 2010, with a registered capital of RMB3,662 million. In the first half of 2021, Eastern Air Yunnan recorded revenue of RMB3,517 million, representing a 57.50% increase from last year. Its net profit amounted to RMB33 million, representing a decrease in loss of RMB795 million from last year. Passenger traffic volume was 6,998.03 million passenger-kilometres, representing an 82.31% increase from last year. Number of passengers carried was 5,529,100, representing a 74.86% increase from last year. As at 30 June 2021, Eastern Air Yunnan operated 82 B787-9 and B737 series aircraft in aggregate.

4.	Shanghai Airlines

Shanghai Airlines, a wholly-owned subsidiary of the Company, was established in 2010, with a registered capital of RMB500 million. In the first half of 2021, Shanghai Airlines recorded revenue of RMB3,561 million, representing a 39.48% increase from last year. Its net profit amounted to RMB-672 million, representing a decrease in loss of RMB488 million from last year. Passenger traffic volume was 6,574.68 million passenger-kilometres, representing a 39.08% increase from last year. Number of passengers carried was 4,746,000, representing a 48.67% increase from last year. As at 30 June 2021, Shanghai Airlines operated 95 A330, B737 and B787-9 series aircraft in aggregate.

5.	China United Airlines

China United Airlines, a wholly-owned low-cost airline of the Company, was established in 1984, with a registered capital of RMB1,320 million. In the first half of 2021, China United Airlines recorded revenue of RMB2,024 million, representing a 108.23% increase from last year. Its net profit amounted to RMB-310 million, representing a decrease in loss of RMB118 million from last year. Passenger traffic volume was 4,648.01 million passenger-kilometres, representing a 132.73% increase from last year. Number of passengers carried was 3,364,000, representing a 111.32% increase from last year. As at 30 June 2021, China United Airlines operated a total of 53 B737 series aircraft.

6.	Eastern Technic

Eastern Technic, a wholly-owned subsidiary of the Company, was established in 2014, with a registered capital of RMB4,300 million. In the first half of 2021, Eastern Technic recorded revenue of RMB3,586 million, representing a 65.33% increase from last year. Its net profit amounted to RMB-218 million, representing a decrease in loss of RMB838 million from last year.

Compliance with the Relevant Laws and Regulations which may have a Significant Impact on the Group

As at 30 June 2021, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

Core Competitiveness

1.	Advantages of locating in prosperous developed area in Shanghai and the Yangtze River Delta

2.	Flight hub and network layout with unique advantages

3.	Streamlined and efficient fleet structure

4.	A brand with strong oriental scent and high-quality services

5.	High-quality customer cluster and outstanding partners

Risk Analysis

1.	COVID-19 and Macro-economic Risk

The air transportation industry is closely connected to the economic and trade environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for air passenger and cargo services. Meanwhile, international economic and trade relations and geopolitical situation will have a relatively large impact on the demand for the Company’s international air transportation services. If domestic and overseas macro-economic climate worsens, or trade or geopolitical tensions further escalate, the Company’s operating results and financial condition may be adversely affected.

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Management Discussion and Analysis

The remain uncertainties as to the continuous evolvement of COVID-19 worldwide, which will have a significant impact on the domestic and overseas economic and trade situation as well as the travel policies of various countries. The Company has paid close attention to the situation of COVID-19 worldwide, the changes in domestic and overseas macro-economic situation and international economic and trade relations as well as the changes in travel policies of various countries, and flexibly adjusted its transportation capacity deployment and market sales, so as to actively respond to the impact of COVID-19 worldwide and the changes in external economic and trade environment.

2.	Policy and Regulation Risk

Airlines have business operations around the world. Hence, the aviation industry is largely affected by domestic and overseas economic policies and laws and regulations. As a listed company, the Company is also affected by securities regulatory laws and regulations and policies of the place of listing. The adjustments of and changes in relevant domestic and overseas laws and regulations, industrial policies and regulatory policies may, to a certain extent, result in uncertainties in the future business development and operating results of the Company.

With respect to industrial policies and regulations, the Company has played an active role in various discussions concerning their formulation and refinement, and timely analysed and considered their latest changes and impact on the Company, so as to seize the development opportunities arising from such updates and prudently respond to the risks, challenges and uncertainties arising from the changes in policies and regulations.

3.	Operational Safety Risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft irregularities, national and international terrorism and other force majeure events may have an adverse impact on the flight safety, aviation security and operational safety of the Company.

The Company implemented the accountability system for safe operation, enhanced its safety and risk prevention and control system, conducted emergency drills, strengthened safety management and control capabilities, promoted aviation security information construction, and strengthened safety supervision in aspects of flight, aviation security and maintenance to ensure that the Company can continuously operate safely.

4.	Core Resources Risk

The rapid growth of the industry has provoked competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the Company’s reserve of core resources fails to adequately support the rapid growth of operational scale, the business and operations of the Company may be adversely affected.

The Company has promoted the building of corporate culture of “Love at CEA”, further improved its incentive scheme for core technical staff, and proactively developed a core backup workforce through providing training programmes to a pool of multitier backup management personnel and launching the core technical staff recruitment scheme. Meanwhile, the Company has coordinated with industry regulators with respect to air traffic rights and time slot resources, and proactively participated in the marketised competition for time slot resources.

5.	Competition Risk

Along with the opening-up of the domestic aviation market, development of low-cost airlines and increase in transportation capacity deployment of international airlines in the Chinese market, future competition in the domestic air transportation industry may intensify, which may bring uncertainties to the Company’s air traffic rights and time slot resources, ticket price level and market share, and therefore have an impact on the Company’s operating results.

Management Discussion and Analysis

There is a certain level of overlap between railway, highway and ship transportation and air transportation in certain markets. Along with the normalisation and Internetisation of the impact of railway, highway and ship transportation on the domestic civil aviation market, certain routes of the Company may experience higher competitive pressure in the future.

The Company has actively responded to industry competition, proactively strived for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved utilisation of aircraft and penetration in core markets, and consolidated and expanded its market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Company enhanced its strategic cooperation with Delta and AFK, and strengthened its cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas and Japan Airlines, so as to develop an efficient and convenient flight network covering all parts of China and connecting all parts of the world.

Under the impact of other means of transportation, the Company has continuously refined its route network, reinforced complete access to the network and marketing of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimised on-board catering standards and actively developed and maintained the Group’s customers and frequent flyer groups to further develop its advantages of being an aviation service brand. The Company has focused on flight punctuality rate to improve fine operations, thereby fully exploiting the speed advantages of air transportation.

6.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel costs is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge, and accordingly the Company’s operating results.

As affected by COVID-19, there remains great uncertainty on the number of flights operated by and the fuel consumption of the Company in 2021, and hence, there also remains great uncertainty on the expected jet fuel costs. Without the consideration of adjustment in fuel surcharge and other factors and on the basis of the fuel consumption of flights actually operated in the first half of 2021, if the average jet fuel price increase or decrease by 5%, jet fuel costs of the Company will increase or decrease by approximately RMB489 million.

In the first half of 2021, the Company optimised transportation capacity deployment and business organisation, strengthened marketing, and strived to increase passenger load factor and unit revenue. In the future, the Company will actively study the trend of oil prices and, in accordance with the mandate of the Board, cautiously carry out jet fuel hedging business. In the first half of 2021, the Company did not have any new jet fuel hedging business.

7.	Exchange Rate Fluctuation Risk

As the Company’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/ gain, which will directly affect the Company’s profit for that period and result in greater impact on the Company’s operating results.

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Management Discussion and Analysis

As at 30 June 2021, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million
			Effect on other
	Effect on net profit		comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-242	242	0	0

In the first half of 2021, the Company expanded its financing channels by means of issuing super short-term debentures and corporate bonds and acquiring RMB borrowings to bring in RMB financing, and proactively optimised the mix of currency denomination of the Company’s debts. In the future, the Company will further reinforce its research and judgment on the foreign exchange market, expand the variety of its financing instruments such as RMB instruments and continuously improve the Company’s debts and currency structure in order to minimise the adverse impact arising from exchange rate fluctuations on the Company’s operations.

8.	Interest Rate Fluctuation Risk

The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company’s finance costs.

As at 30 June 2021, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million
			Effect on other
	Effect on net profit		comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-85	85	4	-4

The Company intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Company will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimise RMB finance costs.

9.	Information Security Risk

The development of businesses in the Company’s operational process is closely related to the information network system, proposing new requirements to traditional management and work processes of the Company. If there is any design defect, operational failure or interruption in the network information system or inadequate training and education on legal compliance for internal staff, or if the system experiences external network attacks, the Company’s business and operations may be affected, and customer data may be leaked. The occurrence of any of the foregoing may have an adverse impact on the brand image of the Company. The continuous upgrade of information system will raise new challenges to the development of the Company.

Management Discussion and Analysis

The Company has continuously promoted the construction of information security projects, and established a sound information security-related technical protection and security management platform. The Company has strengthened information security management by deepening the strategic cooperation with external authoritative security agencies. In response to the implementation of the GDPR released by the European Union, the Company has appointed a “data protection officer”. The Company has strengthened customer privacy terms of online channels, assessed risks of third-party platforms and reinforced the passenger information protection firewall. In addition, the Company has initiated a special task for network protection to improve its network security protection capabilities.

10.	Development and Transformation Risk

During the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets, the Company may face risks associated with decision-making, laws, management and interference of competitors, which may affect the results of development strategies of the Company.

The Company has accelerated technological innovation and digital transformation, explored new development potentials for “Passenger-to-Freighter Conversion”, and innovated assets and optimised on-board catering management and control methods. China United Airlines, a subsidiary of the Company, has speeded up its mixed ownership reform. The adjustment of structure of existing businesses or assets has proposed new requirements to the Company’s overall operating management capability. There remain certain risks associated with the failure of achieving expected goals of transformation projects or business adjustments in the future.

The Company has made continuous improvements to the all-process monitoring and management system for external investments, and will enhance the research and substantiation of projects, strictly monitor various investment activities and refine the risk management mechanism through due diligence and asset valuation during the process of expansion into new international markets, commencement of external investments, mergers and acquisitions and adjustment of structure of its existing businesses and assets.

11.	Suppliers Risk

The air transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, aviation equipment, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If there is any abnormality in the operations of the Company’s major suppliers, major sales channel operators and major customers, or if there is any risk of business or supply interruption between these parties and the Group due to global trade relations, international geopolitical situation and other external factors, the Company’s business and operations may be adversely affected.

The Company has focused on suppliers who are closely related to the Company’s business and operations, and the corresponding management team is responsible for analysing the contractual performance of suppliers and conducting assessment on suppliers regularly. The Company has continuously paid close attention to the market changes associated with materials that are highly relevant to its business and operations, and the procurement department is responsible for collecting and analysing price fluctuations.

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Management Discussion and Analysis

12.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on the Company’s current results and projection for future operations, but also on factors including laws and requirements of the place of listing, policy environment, macro-economy, flow of market capital and investor structure and sentiment, etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors.

The Company has continuously enhanced its corporate governance standards, earnestly fulfilled its obligations of information disclosure, constantly improved its operational management capability and strived for outstanding operating results. In the meantime, the Company has strengthened the communication with capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and strived to avoid abnormal fluctuations in the Company’s share price.

13.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical instability around the globe and regional situation of the markets in which the Company’s main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger volume and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Company.

Outlook	for the Second Half of 2021

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2021 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

According to the forecast report issued by the International Monetary Fund (IMF) in July 2021, the global economic recovery may diverge among different economies. In the second half of 2021, the economic activities of some advanced economies are expected to return to normal, while the economic recovery process of emerging markets and developing economies may be affected by the spread of COVID-19 and will suffer from slow recovery. The differentiation in economic recovery may continue until 2022. IATA predicts that the aviation industry may gradually begin to recover in the second half of 2021, but COVID-19 is still evolving, and the impact on the aviation industry will continue and be full of uncertainties.

Our domestic economy continues to recover steadily, providing better conditions and foundations for the recovery and development of the civil aviation industry. However, the sporadic spreading and local clusters of COVID-19 cases occurred recently in China have also brought severe challenges to COVID-19 prevention and control work of the civil aviation industry as well as the domestic market. The situation of COVID-19 in foreign countries has brought great uncertainty to the recovery of international routes.

Management Discussion and Analysis

In the face of severe and complex operating conditions, the Group will strive to prevent and control COVID-19, and firmly promote the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development to minimise the negative impact brought by COVID-19. In the second half of 2021, the Group will focus on the following tasks:

(1)	KEEP THE SAFETY BOTTOM LINE

The Group continues to strengthen safety management and firmly keep the bottom line of safety.

Strictly inspect potential hazards, the Group continued to inspect potential hazards, steadily promoted special rectification actions for production safety, and continuously improved its safety management capabilities.

Strict discipline, with the “Three Reverences” as the core goal, the Group continues to strengthen the enforcement of regulations, intensify inspections for violations, and strengthen supervision and accountability.

(2)	STABLE PRODUCTION AND OPERATION

The Group has made every effort to overcome the impact of COVID-19 and strive to minimise the impact of COVID-19 on production and operations.

Situation analysis, research and judgement improvement, in response to the domestic and foreign COVID-19 situation and market conditions, the Group flexibly adjusted its capacity allocation, and dynamically adjusted and optimised passenger and regional, large and small aircraft, and cargo business capacity structure and aviation network structure.

Flexible implementation of freight rate management, the Group formulates freight rate level control in stages, refinements and flexibility. Based on the competitive structure, freight load rate and flight time of each route, differentiated freight rate management measures are formulated.

(3)	IMPROVE SERVICE QUALITY

The Group strengthened service management and control to further improve service quality.

Strengthen service inspection and supervision, the Group has established a regular mechanism for special inspections of services to analyse and evaluate service, identify and improve weak links in services, and improve service levels.

Continuous innovation of service products, the Group provided service products in the areas of ticket refunds, payment, and travel management, introduced high-quality third-party partners, deepened “air-rail combined transport” cooperation, and provided passengers with more convenient services.

(4)	CONTINUE TO DEEPEN REFORMS

The Group acts as the driving force of reform to promote the high-quality development of the Group.

Improve the three system reforms7, the Group has unblocked market-oriented exit channels, invigorated internal personnel interactions, and improved tenure-based contract management.

Deepen specialised reform projects, the Group accelerated the advancement of science and technology reform actions to enhance the management capabilities of science and technology innovation projects; accelerated the advancement of digital transformation pilots, platform construction and scenario demonstrations; further streamlined the management responsibilities and business processes of meal machine supplies, and steadily promoted China United Airlines’ mixed ownership reform.

7	Three system reforms: refer to reforms of human, labour, and allocation system to enable upward and downward movement of management personnel, in and out of staff, and increase and decrease of salary.

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Management Discussion and Analysis

(5)	IMPROVE FINE MANAGEMENT

The Group adheres to the goal of quality and efficiency to ensure that fine management is integrated into the process of the operation safety and daily control and management of the Group.

Refinement of cost control, the Group monitors the annual target, focuses on the integration of business and profit, identifies areas for improvement in management, and further improves quality and efficiency.

Refinement of production and operation, the Group continues to improve the MUC system, optimises operation supervision and synchronises decision-making capabilities.

Refinement of risk management and control, the Group promotes the establishment of a risk quantitative monitoring index system, strengthens major risk management and control; and continues to improve network security protection capabilities.

(6)	DEMONSTRATE THE RESPONSIBILITY OF ENTERPRISES

The Group keeps firmly in mind the mission and responsibilities of central enterprises, and actively fulfils its social responsibilities.

Continue to prevent and control COVID-19, the Group attaches great importance to COVID-19 prevention and control work, focuses on the key points of COVID-19 prevention and control, takes up COVID-19 prevention and control work responsibilities, strengthens supervision and inspection; sorts out and improves COVID-19 prevention and control operation procedures and measures, and focuses on the inspection of hidden hazard of international flights and COVID-19 prevention and control as well as personal safety protection and care for employees.

Insist on green and low-carbon development, the Group actively participates in the seminars of international and domestic industry organisations and professional institutions, and participates in global climate governance; plans a green and low-carbon development path with carbon peaks and carbon neutrality, and promotes the Group’s green and low-carbon cyclical development.

Continue to promote rural revitalisation, the Group will reinforce the achievement of poverty alleviation to effectively connect with rural revitalisation, take advantage of the characteristics and advantages of the aviation industry, and steadily promote rural revitalisation.

Management Discussion and Analysis

Fleet Plan

Introduction and Retirement Plan of Aircraft for the Second Half of 2021 to 2023

(Units)

	Second Half of 2021		2022		2023
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787-9	5	0	0	0	0	0
A350-900	3	0	5	0	3	0
A330 Series	0	0	0	0	0	0
A320 Series	13	5	34	5	0	4
B737 Series	0	2	0	4	0	12
ARJ21	4	0	8	0	9	0
C919	1	0	2	0	2	0

Total	26	7	49	9	14	16

Notes:

1.	As at the date of this report, the B737 MAX 8 has been grounded, so the delivery plan of this aircraft has not been included in the future planning.

2.	According to confirmed orders, the Group planned to introduce 9 aircraft and retire 21 aircraft in 2024.

3.

The Group does not rule out that the aircraft introduction and exit plans will be adjusted in a timely manner based on changes in the external environment and market conditions and the capacity planning of the Group.

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Management Discussion and Analysis

Significant Events

1.	As at 30 June 2021 and the date of this announcement, the shareholding structure of the Company is set out as follows:

	Total number of shares	Approximate percentage in shareholding (%)
I A Shares	11,202,731,426	68.39
1. Listed shares with trading moratorium	1,394,245,744	8.51
2. Listed shares without trading moratorium	9,808,485,682	59.88

II H Shares	5,176,777,777	31.61
1. Listed shares with trading moratorium	517,677,777	3.16
2. Listed shares without trading moratorium	4,659,100,000	28.44

III Total number of shares	16,379,509,203	100.00

Note:

As at 30 June 2021, the total number of A shares of the Company amounted to 11,202,731,426 shares, of which 1,394,245,744 shares were listed shares with trading moratorium (of which 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by Shanghai Juneyao (Group) Co., Ltd., Juneyao Airlines Co., Ltd (Juneyao Group’s non-wholly owned subsidiary), and Shanghai Jidaohang Enterprise Management Company Limited (Juneyao Airlines’ wholly-owned subsidiary)), and 9,808,485,682 shares were listed shares without trading moratorium. The total number of H shares of the Company was 5,176,777,777 shares, of which 517,677,777 shares were listed shares with trading moratorium (held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), and 4,659,100,000 shares were listed shares without trading moratorium. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

2.	Total Number of Shareholders

As at 30 June 2021, the total number of registered shareholders of the Company was 184,557.

3.	Substantial Shareholders

So far as the Directors are aware, as at 30 June 2021, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares and/or underlying shares of the Company which were required to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Management Discussion and Analysis

Name of substantial shareholder	Class of shares	Number of shares held		Capacity	Percentage in the relevant class of issued shares		Percentage in total issued shares
CEA Holding	A shares	5,072,922,927	(L)Note 1, Note 2	Beneficial owner	45.28	%(L)	30.97	%(L)
		457,317,073	(L)Note [2]	Interests of controlled corporation	4.08	%(L)	2.79	%(L)
	H shares	2,626,240,000	(L)Note [3]	Interests of controlled corporation	50.73	%(L)	16.03	%(L)
CES Global	H shares	2,626,240,000	(L)Note [3]	Beneficial owner	50.73	%(L)	16.03	%(L)
Juneyao Group	A shares	311,831,909	(L)Note [4]	Beneficial owner	2.78	%(L)	1.90	%(L)
		808,441,233	(L)Note [4]	Interests of controlled corporation	7.22	%(L)	4.94	%(L)
	H shares	558,769,777	(L)Note [5]	Interests of controlled corporation	10.79	%(L)	3.41	%(L)
Juneyao Airlines	A shares	219,400,137	(L)Note [4]	Beneficial owner	1.96	%(L)	1.34	%(L)
		589,041,096	(L)Note [4]	Interests of controlled corporation	5.26	%(L)	3.60	%(L)
		311,831,909	(L)Note [4]	Others	2.78	%(L)	1.90	%(L)
	H shares	12,000,000	(L)Note [5]	Beneficial owner	0.23	%(L)	0.07	%(L)
		546,769,777	(L)Note [5]	Interests of controlled corporation	10.56	%(L)	3.34	%(L)
Juneyao Hong Kong	H shares	546,769,777	(L)Note [5]	Beneficial owner	10.56	%(L)	3.34	%(L)
Shanghai Jidaohang	A shares	589,041,096	(L)Note [4]	Beneficial owner	5.26	%(L)	3.60	%(L)
Wang Junjin	A shares	1,120,273,142	(L)Note [4]	Interests of controlled corporation	10	%(L)	6.84	%(L)
	H shares	558,769,777	(L)Note [5]	Interests of controlled corporation	10.79	%(L)	3.41	%(L)
Wang Han	A shares	1,120,273,142	(L)Note [4]	Interests of controlled corporation	10	%(L)	6.84	%(L)
	H shares	558,769,777	(L)Note [5]	Interests of controlled corporation	10.79	%(L)	3.41	%(L)
Ye Jinqi	A shares	1,120,273,142	(L)Note [4]	Interests of spouse	10	%(L)	6.84	%(L)
	H shares	558,769,777	(L)Note [5]	Interests of spouse	10.79	%(L)	3.41	%(L)

Notes:

1.	The letter (L) denotes a long position. The data disclosed above is mainly based on the information provided on the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

2.

5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance, which in turn was entirely held by CEA Holding. Therefore, CEA Holding is deemed to be interested in the 457,317,073 A shares held directly by CES Finance.

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Management Discussion and Analysis

3.

CES Global directly held 2,626,240,000 H shares in the capacity of beneficial owner through HKSCC, and CEA Holding indirectly owned the entire interests of CES Global through CES Finance. Therefore, CEA Holding is deemed to be interested in the 2,626,240,000 H shares held directly by CES Global.

As at 30 June 2021, CES Global had pledged 1,450,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2018.

4.

311,831,909 A shares were held directly by Juneyao Group; 219,400,137 A shares were held directly by Juneyao Airlines; and 589,041,096 A shares were held directly by Shanghai Jidaohang. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Shanghai Jidaohang. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group is deemed to be interested in 219,400,137 A shares and 589,041,096 A shares held by Juneyao Airlines and Shanghai Jidaohang, respectively; Juneyao Airlines is deemed to be interested in 589,041,096 A shares held directly by Shanghai Jidaohang; Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares held directly by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang, respectively; and Ms. Ye Jinqi is deemed to be interested in 1,120,273,142 H shares held indirectly by Mr. Wang Junjin.

On 29 October 2019, Juneyao Group and Juneyao Airlines signed a Voting Rights Proxy Agreement to delegate the voting rights of 311,831,909 A shares held directly by Juneyao Group to Juneyao Airlines. Therefore, Juneyao Airlines is also deemed to be interested in the 311,831,909 A shares held directly by Juneyao Group.

As at 30 June 2021, Juneyao Group had pledged 311,831,909 A shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 20 October 2020.

5.

Juneyao Airlines directly held 12,000,000 H shares; and Juneyao Hong Kong directly held 546,769,777 H shares in the capacity of beneficial owner through HKSCC. Each of Mr. Wang Han and Mr. Wang Junjin were interested in 35.63% and 71.77% of shares of Juneyao Group respectively; Juneyao Group is the controlling shareholder of Juneyao Airlines; and Juneyao Airlines owned the entire equity interests of Juneyao Hong Kong. Ms. Ye Jinqi is the spouse of Mr. Wang Junjin. Therefore, Juneyao Group, Mr. Wang Han and Mr. Wang Junjin are deemed to be interested in 12,000,000 H shares and 546,769,777 H shares held directly by Juneyao Airlines and Juneyao Hong Kong; Juneyao Airlines is deemed to be interested in 546,769,777 H shares held directly by Juneyao Hong Kong; and Ms. Ye Jinqi is deemed to be interested in 558,769,777 H shares held indirectly by Mr. Wang Junjin.

As at 30 June 2021, Juneyao Hong Kong had pledged 232,000,000 H shares. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 12 September 2019.

Shareholders who are interested in 5% or more of any class of voting shares in the Company are obliged to disclose their interests, and short positions, in voting shares of the Company when (but not limited to) there is any change in the percentage of their respective share interests or the nature of their interests pursuant to the SFO.

Management Discussion and Analysis

4.	Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information and shares of the Company held by the Directors, Supervisors and members of senior management of the Company as at 30 June 2021 are as follows:

Name	Position	Number of A shares of the Company held — personal interests (share)
Liu Shaoyong	Chairman	—
Li Yangmin	Vice Chairman, President	3,960	(Note)
Tang Bing	Director	—
Lin Wanli	Director	—
Cai Hongping	Independent non-executive Director	—
Dong Xuebo	Independent non-executive Director	—
Sun Zheng	Independent non-executive Director	—
Lu Xiongwen	Independent non-executive Director	—
Jiang Jiang	Employee representative Director	—
Guo Lijun	Chairman of the Supervisory Committee	—
Fang Zhaoya	Supervisor	—
Zhou Huaxin	Employee representative Supervisor	—
Xi Sheng	Vice President	—
Zhou Qimin	Vice President, Chief Financial Officer	—
Feng Dehua	Vice President	—
Cheng Guowei	Vice President	—
Liu Tiexiang	Vice President	—
Wang Jian	Board Secretary, Company Secretary and authorised representative	—

Total	/	3,960

Note:	Mr. Li Yangmin directly held 3,960 A shares in the capacity of beneficial owner.

74	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

Save as disclosed above, as at 30 June 2021, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules.

5.	Dividends

The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2021.

6.	Purchase, Sale or Redemption of Securities

During the six months ended 30 June 2021, the Group did not purchase, sell or redeem any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

7.	Material Litigation

During the six months ended 30 June 2021, the Group was not involved in any material litigation, arbitration or claim.

8.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices during the six months ended 30 June 2021 met the requirements under the code provisions in the Corporate Governance Code (the “Code”) set out in Appendix 14 of the Listing Rules.

To further strengthen the awareness of compliance among the directors (the “Directors”), supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the six months ended 30 June 2021, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

9.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2021 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting treatment adopted by the Group.

Management Discussion and Analysis

10.	Changes in Personnel

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 18 January, 26 January, 29 March, 30 March and 23 June 2021.

Cessation

Name	Date of Cessation	Reason for Change	Position
Xi Sheng	18 January 2021	Work arrangement	Supervisor

Chairman of Supervisory Committee

Jiang Jiang	18 January 2021	Work arrangement	Vice president

Shao Ruiqing	23 June 2021	Term expired	Independent director

Member and chairman of the Audit and Risk Management Committee

Member of the Aviation Safety and Environment Committee

Dong Xuebo	23 June 2021	Work arrangement	Member of the Nomination and Remuneration Committee

Cai Hongping	23 June 2021	Work arrangement	Member of the Planning and Development Committee

76	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

Appointment

Name	Date of Appointment	Reason for Change	Position
Lin Wanli	23 June 2021	Elected by the Annual General Meeting	Director

Sun Zheng	23 June 2021	Elected by the Annual General Meeting	Independent Director

		Appointed by the Board	Member and the chairman of the Audit and Risk Management Committee

		Appointed by the Board	Member of the Aviation Safety and Environment Committee

Lu Xiongwen	23 June 2021	Elected by the Annual General Meeting	Independent Director

		Appointed by the Board	Member of the Nomination and Remuneration Committee

		Appointed by the Board	Member of the Planning and Development Committee

Xi Sheng	18 January 2021	Appointed by the Board	Vice president

Zhou Qimin	18 January 2021	Appointed by the Board	Vice president

Guo Lijun	29 March 2021	Elected by the Annual General Meeting	Supervisor

	30 March 2021	Elected by the Supervisory Committee	Chairman of Supervisory Committee

Jiang Jiang	26 January 2021	Appointed by the Board	Member of the Aviation Safety and Environment Committee

Management Discussion and Analysis

11.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

	Name of Shareholder or		Date of	Date of
Name	other entities	Position(s) held	appointment	cessation
Shao Ruiqing	Tibet Urban Development and Investment Co., Ltd.	Independent director	May 2015	May 2021

	China Enterprise Co., Ltd.	Independent director	June 2021

	COSCO SHIPPING Development Co., Ltd.	Independent director	June 2021

Jiang Jiang	One Two Three Airlines Co., Ltd.	Executive director	April 2017	June 2021

	China Eastern Airlines Wuhan Limited	Chairman	May 2019	February 2021

Guo Lijun	CES International Financial Leasing Corporation Limited	Chairman	April 2021

Zhou Huaxin	Eastern Airlines Hotel Co., Ltd.	Executive director	May 2018	March 2021

Xi Sheng	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020	May 2021

Zhou Qimin	China Eastern Airlines Yunnan Co., Limited	Chairman	September 2020	April 2021

Liu Tiexiang	One Two Three Airlines Co., Ltd.	Chairman	July 2021

Wang Jian	Eastern Airlines Industry Investment (Luxembourg) Co., Ltd.	Chairman	July 2017	July 2021

78	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

12.	Provision of Guarantees

Unit: RMB’000
Guarantees provided by the Company and its subsidiaries for subsidiaries
Total amount of guarantees provided for subsidiaries during the Reporting Period	—
Total amount of guarantees for subsidiaries outstanding at the end of the Reporting Period	1,938,030

Total amount of guarantees of the Company (including those provided for subsidiaries)
Total amount of guarantees of the Company
Total amount of guarantees	1,938,030
Total amount of guarantees as a percentage of the Company’s net assets (%)	3.71%
Including:
Guarantees provided for shareholders, de facto controllers and related parties	—
Amount of debt guarantees provided directly or indirectly for companies with debt ratio of over 70%	1,938,030
The amount of guarantees in excess of 50% of the net assets	—

Total amount of the above three guarantee items	1,938,030

Notes:

1.

The debt guarantees provided by the Company directly or indirectly for companies with debt ratio of over 70% as described above amounted to RMB1.938 billion and were provided by the Company to Eastern Air Overseas, its wholly-owned subsidiary, which serves as an overseas financing platform of the Company. The amount of guarantees is within the mandate limit granted at the general meeting.

2.

On 26 January 2021, the first ordinary meeting of the Board considered and approved that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2021, guarantee in the total amount of up to RMB1 billion to its three wholly-owned subsidiaries, namely Shanghai Flight Training, Eastern Technic and OTT Airlines, or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 27 January 2020.

13.	Future Plans for Material Investments and Capital Assets

As at 30 June 2021, the Group did not have any future material investments or acquisition of capital assets approved by the Board.

14.	Miscellaneous

The Company hereby refers to important events (including events affecting the Group which have occurred after 30 June 2021), with details set out as follows:

(1)

On 23 June 2021, the Board considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions in 2021 and 2022, and agreed to adjust the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines Co., Limited in 2021 and 2022 to RMB9 billion and RMB8 billion, respectively. The resolution was approved in the annual general meeting on 27 August 2021. For details, please refer to the announcements of the Company dated 23 June, 12 July and 27 August 2021, published on the website of the Hong Kong Stock Exchange.

Management Discussion and Analysis

(2)

On 23 June 2021, the Board considered and approved the resolution regarding the adjustment to the annual caps for the Freight Logistics- Related Support Service Continuing Connected Transactions in 2021 and 2022, and agreed to adjust the annual caps for the Freight Logistics- Related Support Service Continuing Connected Transactions between the Company and Eastern Air Logistics Co., Ltd. in 2021 and 2022 to RMB450 million and RMB460 million, respectively. The annual caps for the continuing connected transactions of Cargo Terminal Business Support Services in 2021 and 2022 are RMB800 million and RMB830 million, respectively. For details, please refer to the announcement of the Company dated 23 June 2021, published on the website of the Hong Kong Stock Exchange.

(3)

On 30 August 2021, the Board considered and approved the resolution regarding the adjustment to the annual caps for the Property Leasing and Construction and Management Agency Business Continuing Connected Transactions in 2021 and 2022, and agreed to adjust the annual caps for the Property Leasing and Construction and Management Agency Business Continuing Connected Transactions between the Company, China Eastern Air Logistics Co., Ltd. and Shanghai Eastern Airlines Investment Co,. Limited in 2021 and 2022 to RMB287 million and RMB330 million, respectively. The annual caps for the total value of right-of-use assets relating to the Property Leasing in 2021 and 2022 are RMB735 million and RMB828 million, respectively. For details, please refer to the announcements of the Company dated 30 August 2021, published on the website of the Hong Kong Stock Exchange.

(4)

On 23 June 2021, the Board considered and approved the resolution regarding the Catering Trolley and Aircraft On-Board Supplies Assets Transfer Continuing Connected Transactions, and agreed that the Company and the related subsidiaries transfer the catering trolley and aircraft on-board supplies assets to China Eastern Air Catering Investment Co., Ltd., and the Catering Trolley and Aircraft On-Board Supplies Assets Transfer Agreement with China Eastern Air Catering Investment Co., Ltd. shall be entered into separately pursuant to the united negotiation. The president of the Company is authorised to be responsible for the specific implementation. On 30 August 2021, China Eastern Air Catering Investment Co., Ltd. entered into Assets Transfer Agreements with the Company and the related subsidiaries, respectively. The transfer of assets amounted to approximately RMB123 million. For details, please refer to the announcements of the Company dated 23 June and 30 August 2021, published on the website of the Hong Kong Stock Exchange.

(5)

On 23 June 2021, the Board approved the resolution regarding the Capital Increase to China Eastern Air Catering Investment Co., Ltd. by the Company, and agreed that the Company will increase its capital of China Eastern Air Catering Investment Co., Ltd. by RMB139.5 million in proportion to its equity. The president of the Company is authorised to be responsible for the specific implementation. For details, please refer to the announcement of the Company dated 23 June 2021, published on the website of the Hong Kong Stock Exchange.

80	China Eastern Airlines Corporation Limited | 2021 Interim Report

Management Discussion and Analysis

(6)

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2021, are set out as follows:

		Unit: RMB’000
Approved category	Actual amount incurred up to 30 June 2021	2021 estimated transaction caps
Financial services
— maximum balance of deposit	11,059,286	13,000,000
Financial services
— maximum balance of loans
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	3,000,000	13,000,000
Catering-related services and on-board supplies support services
— services received	422,098	4,310,000
Property leasing related to catering support services
— as a lessee
— annual rent	746	8,000
Property leasing related to catering support service
— as a lessee
— total value of right-of-use assets	2,638	190,000
Property leasing related to catering support services
— as a lessor
— annual rent	13,935	90,000
Aviation ancillary services
— total amount of payables	192,522	1,640,000
Aviation ancillary services
— total value of right-of-use assetsNote [1]	147,138	1,996,000
Import and export services	66,046	840,000
Properties leasing and construction and management agency services	74,418	287,000
Properties leasing and construction and management agency services
— total value of right-of-use assetsNote [2]	270,171	735,000
Advertising agency services	9,862	73,000
Aircraft finance lease services
— total rental amount and service chargeNote [3]	6,153,075	USD5,231 million
		or RMB equivalent
Aircraft finance lease services
— total value of right-of-use assetsNote [4]	5,809,309	20,712,000
Aircraft finance lease services
— annual rentNote [5]	192,591	963,000
Aircraft finance lease services
— total rentNote [6]	—	4,586,000
Aircraft finance lease services
— total value of right-of-use assetsNote [7]	—	4,016,000

Management Discussion and Analysis

Approved category	Actual amount incurred up to 30 June 2021	2021 estimated transaction caps
Freight logistics business support services
— services provided	65,585	450,000
Cargo terminal business support services
— services received	188,311	800,000
Exclusive operation service for passenger aircraft cargo business	3,944,702	9,000,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount received
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	8,449	1,320,000
AIR FRANCE-KLM aviation transportation cooperation and support services
— amount paid
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	29,887	1,000,000
Aviation information technology services
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	214,996	1,500,000

Note 1:

For aviation supporting services, the actual amount of connected transaction incurred in the first half of 2021 represents the total value of right-of-use assets for the involved vehicle equipment leasing in the first half of 2021;

Note 2:

For property leasing and construction and management agency services, the actual amount of connected transaction incurred in the first half of 2021 represents the total value of right-of-use assets for the involved property leasing in the first half of 2021;

Note 3:

For aircraft finance lease services, the actual amount of connected transaction incurred in the first half of 2021 represents the total lease amount (principal and interest) plus service charge for the newly-introduced finance lease aircraft in the first half of 2021;

Note 4:

For aircraft finance lease services, the actual amount of connected transaction incurred in the first half of 2021 represents the total value of right-of-use assets for the newly-introduced finance lease aircraft in the first half of 2021;

Note 5:	For aircraft operating lease services, the actual amount incurred in the first half of 2021 represents the lease amount paid in the first half of 2021 for the operating lease aircraft and engines;

Note 6:

For aircraft operating lease services, the actual amount incurred in the first half of 2021 represents the total lease amount of all lease terms for the newly-introduced operating lease aircraft and engines in the first half of 2021;

Note 7:

For aircraft operating lease services, the actual amount incurred in the first half of 2021 represents the total value of right-of-use assets for the newly-introduced operating lease aircraft and engines in the first half of 2021.

82	China Eastern Airlines Corporation Limited | 2021 Interim Report